Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA (ATLANTA)

Case No. 11-79079(PWB)

• - — - — - — - — - — - — - — - — - — - — - — - — - — - x
In the Matter of:

CDC CORPORATION d/b/a CHINADOTCOM, Debtors.

• - — - — - — - — - — - — - — - — - — - — - — - — - — - x

Adversary No.: 12-05220 (PWB)

In the Matter of: CDC CORPORATION and MARCUS A. WATSON

V. ASIA PACIFIC ON-LINE LIMITED — - — - — - — - — - — - — - — - — - — - — - — - — - — - x

United States Bankruptcy Court 75 Spring Street SW Atlanta, Georgia

April 26, 2012

10:17 a.m.

B E F O R E : HON PAUL W. BONAPFEL

U.S. BANKRUPTCY JUDGE
Status Conference regarding emergency motion for preliminary injunction

Chinadotcom’s Motion to Dismiss

Chinadotcom’s Disclosure Statement

Transcribed by: Sherri L. Breach, CERT*D-397

A P P E A R A N C E S :
LAMBERTH, CIFELLI, STOKES, ELLIS & NASON Attorneys for Debtors Suite 550 3343
Peachtree Road, N.E. Atlanta, Georgia 30326
BY:	JAMES C. CIFELLI, ESQ. GREGORY D. ELLIS, ESQ. BILL MATTHEWS, ESQ.

SCROGGINS & WILLIAMSON Attorneys for Asia
Pacific Online Limited & Nicola Chu 1500 Candler
Building 127 Peachtree Street, N.E. Atlanta,
Georgia 30303 BY:	J. ROBERT WILLIAMSON, ESQ.

A P P E A R A N C E S :

TROUTMAN SANDERS, LLP Attorneys for Official Committee of Security Holders 600 Peachtree Street, N.E. Suite 5200 Atlanta, Georgia

BY: JEFFREY W. KELLEY, ESQ.

DORSEY & WHITNEY Attorneys for Chinadotcom 300 Delaware Avenue Suite 1010 Wilmington, Delaware 19801

BY: ERIC LOPEZ SCHNABEL, ESQ.

GEIGER LAW, LLC Attorneys for China Rock Limited & related companies 1201 Peachtree Street, N.E. 400 Colony Square, Suite 200 Atlanta, Georgia 30361

BY: DAVID A. GEIGER, ESQ.

A P P E A R A N C E S :

SIDLEY AUSTIN, LLP Attorneys for China Rock Limited and related parties One South Dearborn Chicago, Illinois 60603

BY: BOJAN GUZINA, ESQ.

MCKENNA LONG & ALDRIDGE, LLP Attorneys for Chinadotcom 303 Peachtree Street, NE Suite 5300 Atlanta, Georgia 30308

BY: HENRY F. SEWELL, JR., ESQ.

P R O C E E D I N G S

THE COURT: Please be seated.

THE CLERK: Court Call, we’re on the record.

This is in the matter of the CDC Corporation, 1179079. We have several matters, status conference regarding the disclosure. There’s Chinadotcom’s motion to dismiss; Chinadotcom’s disclosure statement all for the ten o’clock hour. There’s other eleven o’clock matters, Judge.

THE COURT: Thank you.

I suggest we take up the motion to dismiss first.

So, Mr. Sewell, it’s your motion.

MR. SEWELL: Your Honor, Henry Sewell, McKenna, Long and Aldridge, representing the movant. Eric Schnabel, from Dorsey and Whitney, will be making the argument for the movant.

THE COURT: Okay. Go ahead. Do you have any evidence?

MR. SCHNABEL: Well, Your Honor, I did want to take care of some preliminary matters with regards to this, and that includes, I guess, evidence, although what our evidence really is is all items that are of record.

THE COURT: Okay.

MR. SCHNABEL: So what I would like to try to -

THE COURT: So I don’t have to hear any — there’s no witnesses?

MR. SCHNABEL: We don’t have any witnesses, Your Honor.

THE COURT: Okay.

MR. SCHNABEL: And what I can do is, just so the record is clear, rather than saying the whole docket is I have a brief — a brief list I could just read into the record.

THE COURT: Okay.

MR. SCHNABEL: If Your Honor wants I’ve typed it up and I can hand that up to you.

THE COURT: Yeah. If you’ve got it to where I can just look at it, that would be easier for me.

MR. SCHNABEL: May I approach?

THE COURT: Sure.

MR. SCHNABEL: Your Honor -

THE COURT: All right. So, for the record, this is Docket Numbers 132-52, 57, 92, 97, 105, 153, 240, 245, 246, 248, 249, 283, 295, 297, 311, 312, 314, 319, 321 through 325, 327, 331, 332, 335 and 336. Oops.

MR. SCHNABEL: One more page, Judge.

THE COURT: One more page. 338, 340, 341 and 342, and then in adversary proceeding 11-79079 the docket numbers 1 through 6.

MR. SCHNABEL: And then, finally, Your Honor -

THE COURT: And claim number 27.
MR. SCHNABEL: Correct.

THE COURT: Okay. Go ahead.

MR. SCHNABEL: Your Honor, thank you. And then, obviously, all those exhibits as well to those various documents.

THE COURT: Right.

MR. SCHNABEL: Your Honor, the only other preliminary matter I — I would like to get into the record is since we were last before you on a status conference on, I believe, April 10th, a notice of closing of the sale of the software stock was filed with the Court. And I just would ask that the debtors could put on the record exactly where the proceeds of those sale are -

UNIDENTIFIED PERSON ON TELEPHONE: And you’re taking notes for Joe?

THE COURT: Whoever that is needs to be quiet or I’ll — or you’re going to be turned off -

UNIDENTIFIED PERSON ON TELEPHONE: Apologies.

THE COURT: — on the — on the telephone.

Go ahead.

MR. SCHNABEL: Your Honor, if counsel for the CRO could put on the record where those proceeds are, the approximate amount, you know, what kind of account, is it bearing interest, et cetera and so forth just so we could have that in the record I would appreciate it.

THE COURT: Do we know that?

MR. ELLIS: I believe so, Your Honor.

THE COURT: It’s not prohibited, Mr. Schnabel and — that you ask this question of debtors’ counsel before we get here so that maybe we wouldn’t have to do this this way.

But go ahead, Mr. Ellis.

MR. ELLIS: Your Honor, for the record Greg Ellis representing CDC Corporation.

The majority of the proceeds, I think it’s about $171.8 million, are in an IOLTA trust account and those -that is insured under the Dodd-Frank Act through the end of the year, IOLTA accounts, part of the transactional account program. We are talking with JP Morgan Chase about transferring those to a fund that would earn some interest, but we want to make sure that that’s — ensure that’s an ongoing process.

The debtor has approximately, I think, a milliontwo-fifty in its operating account, and that’s at JP Morgan Chase in its DIP account, and then there are funds downstream in the subsidiaries that would add up to whatever they add up, but I think maybe another half-million-dollars.

THE COURT: But those are funds that the subsidiaries have in the op — in the ordinary course of their operations?

MR. ELLIS: Right. And those are all under the two-hundred-fifty-thousand-dollar insurance limit.

THE COURT: Okay. Does that answer your question?

MR. SCHNABEL: Yes, Your Honor.

THE COURT: Okay. Go ahead.

MR. SCHNABEL: Thank you.

The last preliminary matter is just to make sure that you did receive a copy of the omnibus reply that we filed early this morning in response to the objections that we received yesterday and Tuesday night from the parties.

THE COURT: Yes. This is at Docket Number 342?

MR. SCHNABEL: Yes, Your Honor.

THE COURT: Okay. Yes. I have that.

MR. SCHNABEL: Excellent.

Your Honor, I think our papers — now we get to the gist of the argument. Your Honor, I think our papers, both the moving papers and our omnibus reply, set out the law and the issues pretty clearly.

But I think what the briefing has really shown is that if you really crystallize what’s — what the issue is here today is that we have on one side of the room, you know, roughly — well, there’s only, I believe, three members of the committee now, not five because two of them have resigned, and a slew of supporting shareholders who filed pleadings asking that the case not be dismissed — so that’s Group A — arguing and — and having potential claims against Group B, which is basically Mr. Williamson’s clients, APOL and Nicola Chu (ph), who own roughly approximately twenty percent.

So this is a classic two-party dispute at this point in time in the case. You’ve got -

THE COURT: How does your client get in the middle of that?

MR. SCHNABEL: Well, Your Honor, as our papers point out we are publicly traded on the Hong Kong exchange. The debtor has a interest in us that’s approximately seventy-four percent. We have minority shareholders in this publicly traded company, and then we have an interest that’s really in some ways, I would say, two-fold. One of them is having a parent in bankruptcy as a competitive disadvantage for us both with customers and with competitors in the marketplace. So an expeditious exit out of Chapter 11 is in the best interest of all our shareholders, not just CDC Corp, but also the other twenty-five percent minority shareholders on — on — you know, that own either of record or beneficially to -

THE COURT: How much of the minority shareholders of your company are owned by Mr. Yip or his affiliates?

MR. SCHNABEL: Your Honor, I don’t have that information. I know we filed the annual 2011 and 2008 statements. There might be some disclosure of what Mr.

Yip’s interest in Chinadotcom is -

THE COURT: Okay.

MR. SCHNABEL: — but I can -

THE COURT: Go ahead.

MR. SCHNABEL: Judge, I can represent to the Court that it is publicly traded, so it’s not a closely — it’s not twenty-five percent Mr. Yip and seventy-five percent CDC Corp. It’s publicly traded and there’s obviously securities laws so — in Hong Kong. So to the extent an insider or an affiliate would — would own some shares that would have to be disclosed.

So, for example, in our annual reports we disclosed since ‘08 that we owned .7 percent of the share of CDC Corp., of the debtor, which, you know, leaves to rest the issue that we just acquired shares to — to manufacture standing, which is interesting in direct contrast to -

THE COURT: I’m not interested in — I am interested in who controls your client.

MR. SCHNABEL: Well, my client has a board.

THE COURT: And who — who is on the board?

MR. SCHNABEL: Mr. Yip is not on the board.

THE COURT: Who is on the board?

MR. SCHNABEL: Various individuals. I would have to pull out the report and I can -

THE COURT: Okay.

MR. SCHNABEL: — read them into the record.

THE COURT: Well, that’s — do they have connections with Mr. Yip?

MR. SCHNABEL: Mr. Yip was on the board at one point in time, so presumably some of them having connections, but I — that’s a hard word to define.

THE COURT: Okay.

MR. SCHNABEL: I mean -

THE COURT: I’m just — again -

MR. SCHNABEL: — the issue — Your Honor, we also have — we — Hong Kong Exchange requires independent board members. You just can’t have insider board members. You have to have outside independent board members, and we have that and that’s disclosed in our 2011 report. And I just, I mean, a lot of the noise in terms of who is controlling what is just really smoke. I mean, let’s — let’s take a step back.

THE COURT: Well, let’s go back. Let’s go back and you — you can do whatever you want, actually, but -but the question — I’m interrupting you by asking you how your client got involved in the dispute between Group A and Group B. And one — you said there were two reasons: One was it’s a competitive disadvantage to have a parent in bankruptcy.

MR. SCHNABEL: Correct.

Page 14 THE COURT: And then I interrupted you, wrongly, probably. So what’s the — what’s the second reason? MR. SCHNABEL: Your Honor, you’re always free to interrupt me. I want to answer your questions. THE COURT: You’re — you’re very nice to say that.

MR. SCHNABEL: Answer — point number two is that we, like any company, has a interest in knowing who its controlling shareholder will be. You know, right now the controlling shareholder — or let’s put it another way. As of the petition date the controlling shareholder was a company that had a board of directors that — that was acting in the best interest of its NASDAQ publicly traded shareholders. Today, that controlling shareholder is a company that’s being run by Mr. Watson.

THE COURT: Are you familiar with the reason for that?

MR. SCHNABEL: I — I understand that, Your Honor, the reason.

THE COURT: The reason for that is that a bunch of people in this case wanted a trustee.

MR. SCHNABEL: Your Honor, I -

THE COURT: And it — and produced evidence to support that.

MR. SCHNABEL: Well, there was — there was testimony -

THE COURT: Maybe you weren’t familiar with that, but we had a set of hearings on whether there ought to be a trustee in view of the conduct of previous management and the continued efforts by previous management to continue to influence the company.

MR. SCHNABEL: Your Honor, I understand that. And at the time of that — of those issues, of that hearing, this Court was faced with a debtor who had a sixty-plusmillion-dollar creditor accruing eight percent interest on that judgment, who was seeking a trustee, who was arguing, I’m being harmed by this situation. I need to be paid.

That’s occurred. That has now happened. That creditor no longer exists and that is actually — that is really the lynchpin and turning point for this case because you are no longer faced with equity committee claims again certain shareholders in the context of restructuring debt. You are purely faced with a solvent, basically debt-free company where there are claims for — alleged claims, although they don’t even tell you exactly what they are, from group — Shareholder A Group against Shareholder B Group.

And, in essence, Judge, you’re being asked to continue this bankruptcy case as a court of chancery for this Cayman Island corporation.

And what — what I was going to say, Your Honor, in terms of what this is really boiling down to, I think, if you — if you siphon through all the briefing, is that Shareholder Group A, led by the equity committee, wants to bring a 510(c) or other bankruptcy related powers to subordinate or — or, you know, gain a prejudgment attachment or some other action against Group B, which is Nicola Chu and APOL.

But, Your Honor, that dispute is — is all focused on Cayman law. If Your Honor is going to hear an equitable subordination claim, it has to judge misconduct and it has to view conduct and put that against a standard of conduct and that standard of conduct must be Cayman Island law because that’s what this company is.

And there’s really only two possibilities here, Your Honor, which is, one that whatever the equity committee in Shareholder Group A wants to do to Shareholder Group B, they can do outside of bankruptcy ; or that bankruptcy necessarily has enhanced litigation tools for Shareholder Group A against Group B.

Now if you look at the first scenario in which whatever they can do here they can do outside of bankruptcy, then we argue you must dismiss the case because there’s no longer any purpose to be here. Everything can be adjudicated in the Cayman Islands, which is the domicile of

Page 17 this — of the debtor and the rights between two shareholder groups can be fought out there. So if there’s no difference, then there’s no reason to be here, especially since there’s no longer any debt. There’s no creditors to protect.

And — and the other important aspect is -because their papers speak to preservation of the estate, preserving value. Bankruptcy is about preserving value. There is no value being preserved. The $170 million in a bank account is not going to be enhanced whether or not an equitable subordination claim is victorious or not. It will still be $170 million.

The only thing that’s — that the equity committee, Shareholder Group A, is attempting to do is reallocate the pre-existing interests in the $170 million. But the asset remains the same. The asset won’t diminish outside of bankruptcy. And — and without debt and without any asset preservation, we think the case law is pretty clear that there’s no valid bankruptcy purpose in this case any longer. And, therefore, if you can do any of the claims that you can do here, if you can do all of those in — in the Cayman Islands, there’s no reason to be here. The case must be dismissed.

So that’s scenario one.

Scenario two is that 510(c) and other bankruptcy rights that the equity committee wants to bring to bear against — you know, Shareholder Group A, the equity committee, wants to bring against Shareholder Group B, that — that these rights are unique to bankruptcy law; that they will be lost if this case is dismissed. That’s a — that’s a possibility.

So let — let’s think about that analysis for a second, Your Honor. If 510(c) is not available under Cayman Island law and, therefore, that remedy only exists in this court because of Congress’s having passed a statute, how can this Court enter that ruling and bind shareholders and a company of a foreign jurisdiction under foreign law.

The other side cites Delaware law. As an example, Delaware law doesn’t have any, you know, rule — statutes or rulings about — against equitable subordination. But Delaware law is in a very unique position vis-à-vis Cayman law or — or Georgia law because if — let’s say a Delaware — let’s say CDC Corp was a Delaware company and Delaware passes statutes saying, you cannot equitably subordinate a shareholder. If you’re going to pay a dividend to one shareholder, you pay them all. There’s no set off, et cetera and so forth; that all the Group A equity committee claims cannot be done under Delaware law.

Who wins? Delaware law or this Court’s jurisdiction under 510(c)?

THE COURT: I don’t know. The last time I read the United States Constitution there was a supremacy clause in there, but maybe -

MR. SCHNABEL: You’re — you’re absolutely right, Your Honor.

THE COURT: — maybe you have a different view of that.

MR. SCHNABEL: No. I have the exact same view; that — that this Court’s exercise of federal law would trump Delaware law in a heartbeat through the supremacy clause. But the Cayman Islands is not bound by the supremacy clause. It’s not bound by the constitution.

So to have this Court enter an order under U.S. federal law, reallocating the preexisting interests of shareholders of a Cayman Island corporation would be inappropriate. It would be, with all due respect to this Court, unenforceable because the conduct of Mr. Yip and whether that can be imputed to APOL and whether or not that should result in any sort of right or claim or anything to reallocate the twenty percent that they have to today in that $170 million is a Cayman Island legal issue because, otherwise, you’re — you’re basically enforcing a law that doesn’t apply to the company to redo — redistribute — to change shareholder rights.

So in that scenario, Your Honor, if this is the only court in which — or if — if this jurisdiction, if this forum is where there is certain rights that Group A, led by the equity committee, has against B and that those -those causes of action would be lost by dismissal, it doesn’t matter because those rights can’t be exercised because they would be exercised against a foreign entity that needs to be governed by foreign law.

So under either scenario, whether it’s the same rights in bankruptcy or out, or whether they are increased rights in bankruptcy, it’s both grounds for a dismissal.

And I want to get back to — again, the key point, I think, which is we’re not talking about enhancing any value. The $170 million will remain the $170 whether or not there’s an equitable subordination. It won’t increase in value. We’re not talking about a filing in which you have a — the stay and the bankruptcy powers help preserve assets that are being diminished and, therefore, bankruptcy court is needed to help preserve those assets. We don’t have that purpose here and we don’t have that — I mean, that — that gets to, you know, maximizing the property available for distribution. There’s no maximizing of property — of — of value here in this case anymore. The value is what the value is.

And the claims, the ones that are enforceable that the shareholders could bring will exist if they dismiss.

There’s no release in the dismissal.

And when Your Honor then starts to look at the case law on this, I mean, in essence, all the case law that’s on our side actually hits these points. All the case law that they put up has a — I mean, they really only put up one case, which is this fifty-year-old case under the act — is inapplicable because those cases dealt with restructuring debt and we have no restructuring debt.

I mean, let’s compare the — really the two lead cases, I think. One is the Melp case, which we cite in our papers. It’s 143 BR 890, and that case, Your Honor -

THE COURT: This is the Melp -

MR. SCHNABEL: The Melp decision. That case, Your Honor, is really on point to the situation here. The debtors’ criticism of that case is that it — it was a voluntary dismissal and the — you know, and, therefore, this is a unique different situation than we have here. But it wasn’t a voluntary dismissal. I mean, obviously, if it’s a fully consensual dismissal, courts don’t write opinions because there’s no case for controversy.

There was an objector in the Melp case and the objector in the Melp case was the largest creditor of the debtor. And, in fact, the whole bankruptcy was filed because this creditor was not being paid and they had to protect the assets from this creditor seeking a judgment and

Page 22 becoming secured and, you know, maybe — and harming other — other interests, other credit — other smaller creditors or equity holders. And there was a two-party dispute in Melp.

THE COURT: Was that a public company?

MR. SCHNABEL: No.

THE COURT: Okay.

MR. SCHNABEL: There was a Group A, one person, and a Group B, another person. And here we have -

THE COURT: Or a Person A and a Person B.

MR. SCHNABEL: Person A, Person B.

THE COURT: Okay.

MR. SCHNABEL: Here we have groups.

And there were some allegations — and this is all in the opinion — that there was some improper transactions with regards to the equity holders. And so the Court appointed an examiner and, thereafter, the point — the Court appointed a trustee to operate the business. And what the trustee did when it operated the business is that it ended up — because the business was actually — it was a solvent company and it was actually profitable. But like here, it had to file because of this creditor that was not paid.

And the trustee was able to operate the business properly and pay the creditor, not off, but just bring it current. And then a motion to dismiss is filed and the creditor objects and says, Your Honor, you can’t do this. You can’t let this case go out of here because we’ll just be right back here. You’re going to give control back to the bad guys and that’s exactly what — what the committee and the debtor are arguing.

And the Court said, it doesn’t matter. There’s no longer any valid purpose here. This is a profitable business with no past due debt. There is nothing to restructure here whatsoever. And the only remaining disputes are not about debt because the debt was current. It was no longer in default. It’s about Person A, Equity A against Equity B, two individuals, here we’ve got two groups.

And so, Your Honor, the actual distinction in Melp versus the case at bar is that this motion to dismiss wasn’t file after the software closing and before evolution was paid. That’s what happened in Melp. In Melp, the motion to dismiss was contested by Melp’s evolution. Here, we didn’t file it then. No one objected to the software sale. No one objected to the evolution settlement and evolution was paid. Unlike Melp, we have no creditor in it.

So in a case in which there was a creditor and the creditor was objecting to the dismissal based on you’re giving control back to the exact same people who put us in this mess, the Court said, that doesn’t override bankruptcy

Page 24 principles 1112(b), et cetera, the arguments we’re making; that you must dismiss. This is a solvent company. There’s no longer any debt restructuring to be had, There’s no asset protection in Melp, and it’s the exact same facts here.

So, Your Honor, that’s Melp. That is probably the best case we have to — to analogous facts here.

Now let’s look at — and we — I mean, we cite other cases; you know, In re: Fraum (ph). We think the SGL Carbon and the integrated cases from the Third Circuit are

-are — are extremely relevant; Northwest Place, which is actually from this district is — is also relevant. All these cases say there has to be the furtherance of a valid bankruptcy purpose and if that purpose is no longer present, the Court must dismiss.

And, in essence, it’s a jurisdiction matter because the code — this Court and the code has limits to its jurisdiction. The debtor today, this debtor, CDC Corp — I don’t think they argue this, but maybe they do — but we submit that it would be impossible for the debtor today to file for bankruptcy. It would — this Court, and we believe any court, would not allow a solvent no-debt company that had cash and stock as its — as its only assets file for bankruptcy because Shareholder Group A wants to use 510(c) against Shareholder Group B. And there’s plenty of cases out there where people file to try to use cap on landlord — landlord damages. I mean, that’s — that’s, in essence, the In re: Fraum case, I believe.

And, I mean, so you couldn’t file — they couldn’t file bankruptcy today. And so if you deny the motion I think, Your Honor, you’re saying — you’re either saying you could file it today or — let me rephrase that, Your Honor.

If you accept their arguments and deny the motion, then they’re asking you to rule that you could file today or even though — you know, or asking you to rule that because it was appropriate to file back in August — which isn’t necessarily a foregone conclusion, but assuming that’s true, that it was appropriate to file then, even though the circumstances have changed we’re allowed to keep going, which file — which flies in the face of Melp and Fraum and some of the other cases we discussed.

Their case — their case is an Eighth Circuit case from 1964 and this is the Kirkley (ph) case, and there’s some very unique reasons why that case is completely inapplicable here and one of them are critical.

And, in essence, what the Court held there is a creditor — an equity holder was equitably subordinated and it argued under the plan all the creditors have been paid. There’s no reason to use the bankruptcy act’s equitable subordination. Therefore, don’t allow it. And the Eighth Circuit, in reviewing the judgment actually equitably subordinating the shareholders said, no. That’s okay.

So why is that case different than — than here? Why is the Eighth Circuit different? Well, I mean, first of all, which is — which shouldn’t be taken lightly, it’s a bankruptcy act case and there’s a big difference between what happened in the bankruptcy act and what happens with an 1112(b). It’s not the exact same statute and the standard in 1112(b) is different than — than what was under the act.

Another important issue, Your Honor, is that act cases were Article 3 judges. It was in the District Court that had the bankruptcy case, not an Article 1 court.

THE COURT: Nothing changed about that.

MR. SCHNABEL: I’m sorry.

THE COURT: Nothing’s changed about that.

MR. SCHNABEL: No. Right. But my — my point -

THE COURT: We’re still in the District Court. It doesn’t look like it exactly, although we do have a jury box.

MR. SCHNABEL: Well -

THE COURT: But we’re — you’re in — you’re in the — you’re in the United States District Court. That’s what has jurisdiction over this case.

Go ahead.

MR. SCHNABEL: I understand that, Your Honor, and, obviously, discussing Stern v Marshall with a bankruptcy judge is — you have to do lightly.

THE COURT: No. You can do it — it doesn’t offend me at all if you want to get into that now. But Stern versus Marshall has nothing to do with this case.

Nothing.
MR. SCHNABEL:	Well -
THE COURT:	It’s not a bankruptcy jurisdiction
case.
MR. SCHNABEL:	I understand that.
THE COURT:	Okay.
MR. SCHNABEL:	But it does — it does talk about

THE COURT:	It talks about what authority I have,

but it has nothing to do with subject matter jurisdiction. It has nothing to do with jurisdiction of the bankruptcy court.

MR. SCHNABEL: I understand that, Your Honor.

THE COURT: Okay. Your briefs don’t seem to get that point.

MR. SCHNABEL: Well, the point we were making in our briefs, and maybe we didn’t make it as clear as we should, is that the only issue now in this case is, you know, A against B, Shareholder Group A against B, and that’s a Cayman law issue, and that all those issues, even on an equitable subordination claim is going to have to measure conduct against some standard of conduct.

THE COURT: I understand all that.

MR. SCHNABEL: And that’s — and — and that -

THE COURT: And you argue that that’s cause.

MR. SCHNABEL: No. But -

THE COURT: You argue that that deprives the Court of jurisdiction.

MR. SCHNABEL: And we also argue that under Stern v Marshall that dispute, even in an equitable subordination context is — is not a public right matter.

THE COURT: Maybe. That dispute’s not before me today. What’s before me today is whether to dismiss a Chapter 11 case -

MR. SCHNABEL: Right. And, Your Honor -

THE COURT: — over which you say I have no — the — I’m using “I” loosely because I, the Bankruptcy Court, do not have any jurisdiction, none, zero. I have authority to exercise the District Court’s jurisdiction -

MR. SCHNABEL: Right.

THE COURT: — under 1334 and 157 of Title 28. And so the question of whether we’re going to equitably subordinate someone or whether there is bankruptcy jurisdiction to equitably subordinate one shareholder, Group B, one group to Group A is not before the Court today.

MR. SCHNABEL: Your Honor, our — our only point with Stern v Marshall is that the only thing left to do in this case is that exact issue you just articulated. It’s the A versus B -

THE COURT: But that doesn’t mean I don’t have jurisdiction over the case.

MR. SCHNABEL: Well -

THE COURT: I don’t think. You think otherwise, obviously.

MR. SCHNABEL: Our — our argument with regards to the Stern decision in this court is that the only decisions that Your Honor is going to be asked to make no longer concern public — public rights and only concern private rights. And, therefore, under Stern and it — you know, Your Honor could just — you know, the reference could just be withdrawn. They could just go back to the District Court and that argument would go away.

THE COURT: Somebody could file a motion to withdraw the reference.

MR. SCHNABEL: Correct. But the point is, is that

THE COURT: That’s not a jurisdictional issue.

MR. SCHNABEL: Well -

THE COURT: It’s not a jurisdiction — it’s just not.

MR. SCHNABEL: Okay.

THE COURT: I mean -

MR. SCHNABEL: My only point, Your Honor -

THE COURT: Because if — you just admitted it’s not because if the District Court can take over this whole mess, then there’s obviously jurisdiction.

MR. SCHNABEL: Well, if — if — it’s — it’s really a secondary argument because for the same reasons that this is a private right — we argue that this is a private right and that any decision that’s going to be made in this case from now on is going to be — is a private right and not a public right issue. So for the same reason that Your Honor has — that could — this could only be an Article 3 court that could hear any of this, that’s the same reason the case also has to be dismissed.

THE COURT: That doesn’t follow. I’m sorry. That

MR. SCHNABEL: Let me -

THE COURT: The case does not have to be dismissed because the bankruptcy court can’t handle it.

MR. SCHNABEL: I understand that. My point is our argument is that Your Honor cannot handle this case anymore because only private rights are at issue.

THE COURT: Great. File a motion to withdraw the reference.

Page 31 MR. SCHNABEL: And because only private rights are

at issue, that’s cause under 1112(b) to dismiss it. THE COURT: Okay. MR. SCHNABEL: So you could file a motion to withdraw the reference and then file the motion to dismiss, or you could just file both and we make — we make that Stern argument. But that’s not why you — Your Honor, I agree with you. Stern is not the reason to dismiss this case. But the justification -

THE COURT: Well, your briefs spent a lot of time making that argument.

MR. SCHNABEL: The same facts that make Stern applicable to this case makes dismissal — the dismissal under 1112(b) applicable in this case.

THE COURT: Well, that — that’s another issue. MR. SCHNABEL: That’s — that’s our position. THE COURT: That’s not a jurisdictional issue. MR. SCHNABEL: But, Your — Your Honor, getting back to the Kirkley case, because I think that is the only case they cite in opposition to the Melp case and the other cases that we cited, you have a 1964 case where the Eighth Circuit upheld a judgment subordinating Shareholder A against Shareholder Group. They were groups. I believe it was a public company in — in Kirkley.

And — but what was — what was the true

Page 32 distinction here is that there was a plan proposed in 1957 and that plan was confirmed, I believe, in February of 1958. And as the lower court, which we cite in our reply, and the Eighth Circuit as well make clear is at the time of confirmation it was unclear if creditors were going to be paid in full under the plan. And it was unclear whether equitable — the equity holders were — were in the money at all.

So you have a confirmed plan and in that plan -under the act, and in that plan there’s a reservation of equitable subordination. Years later, six years later, in fact, 1964 — in the beginning of 1964, I think it was January or February, it’s the trial court at the District Court rules on the equitable subordination. So years later enough cash is accumulated and the creditors are, indeed, pursuant to the plan paid in full. And then an equitable subordination claim is brought and that’s when the creditor — the shareholder, excuse me, argues you can’t do this. There’s no purpose.

So the big difference between the two cases, besides it being an act case so it’s not applicable to — to the cases we cite under 1112(b) that are on point here, is that you have a plan that restructured debt. You had a case that needed to preserve assets for the benefit of debt. And at the time of plan confirmation it was uncertain if that debt could even be paid.

THE COURT: But if the debt wasn’t going to get paid, what difference did it make to the shareholders? The equitable subordination issue wouldn’t make any difference if all — if the debt’s not going to get paid.

MR. SCHNABEL: No. You — correct, Your Honor. But the point is, is the code and you — we don’t argue that you can’t — you have to be insolvent for — to file bankruptcy. You can be solvent and file bankruptcy. And we don’t argue that the code doesn’t provide for a realignment of equity interests. Of course it does. 510(c) says what it says.

What our argument is is that you can only utilize those tools if you’re furthering a purpose of bankruptcy.

THE COURT: But there’s no purpose of equitable subordination unless you’re going to pay all the debts in full at some point or another for — of — there’s no point of subordination of shareholder interests unless you’re going to get all the creditors paid, right?

MR. SCHNABEL: Unless the creditors are impaired and it’s a gift plan and they allow something to flow down below them.

THE COURT: Okay.

MR. SCHNABEL: But -

THE COURT: Given — so if it — if a — if the

Page 34 creditors agree to it, then — and agree to leave something on the share — on the table, okay.

MR. SCHNABEL: But -

THE COURT: But other than that, if you — if the absolute priority rule applies, then the creditors presumably are going to insist on getting paid in full.

MR. SCHNABEL: But the point is, is that those equitable — equity realignment, the security interests restructuring, realignment powers under the act in this 1964 — 1958 confirmation — confirmed plan was entered into in connection with — with a — with a case that had debt, that had to preserve -

THE COURT: Okay.

MR. SCHNABEL: There was a valid purpose in that case -

THE COURT: I understand.

MR. SCHNABEL: — and that there is no valid purpose here.

Melp is on point with what’s going on here. That case is not. We don’t have creditors that we know if they’re going to be paid in full. I mean, one thing if we were file — if the plans were being filed that said, to the extent — here’s how we’re going to try to pay the creditors and to the extent they’re paid in full, there’s a reservation of rights to bring an equitable subordination claim. That plan is confirmed, which makes it a contract binding on all the parties and then a litigation is brought. It would be hard to attack based on 1112(b) or bankruptcy purpose grounds post-confirmation the contract between the creditors and the shareholders as to the restructuring.

I mean, in essence, the China Rock objection as that, you know, makes a latches argument. You know, the Kirkley case, that is kind of a latches scenario. If — if we came to this court two years from now and argued equitable subordination isn’t appropriate because it doesn’t achieve a bankruptcy purpose under — and the plan has been confirmed, but that’s not the case. We’re doing it right when the circumstances changed, when evolution got paid.

So, Your Honor, that’s the only case they — that they really cite. And then they bring a lot of arguments regarding kind of the best interest test, if you will. And the problem with that argument is that it’s irrelevant. These pleadings that are being filed by certain shareholders, you know, most of them are — you know, even — you know, one of the pleadings makes pretty clear that they acquire their debt on April 11th. You know, these -the shareholder body has definitely shifted. I mean, the stock price in February jumped radically, I think a fivehundred-fold increase — five-hundred-percent increase. And, clearly, there’s been a lot of volume. So we’ve got a different creditor body that’s around.

But -

THE COURT: You mean a different shareholder body.

MR. SCHNABEL: Yeah. A different shareholder body. Excuse me.

THE COURT: A company goes into bankruptcy; management gets replaced by a chief restructuring officer; efforts to stop a sale fail; stock goes up. Have I got those facts right? Stock price goes up?

MR. SCHNABEL: The stock price went up in February when the motion to sell the company was basically filed.

THE COURT: Right.

MR. SCHNABEL: So because equity holders could sit there and crunch the numbers at what 250 — I mean, the stock’s trading pretty close to, you know, a-hundred-andseventy-million-dollar distribution, give or take.

THE COURT: Okay. Go ahead.

MR. SCHNABEL: But, Your Honor, whether or not you have eighty percent of the shareholders sitting here saying, don’t dismiss it is irrelevant. It’s not the analysis under 1112(b). And 1112(b), and this is mandatory, if there’s cause, the Court shall dismiss or convert. There’s no best interest to get out of the word “shall.”

Now the briefing points out that we’re actually talking about two different statutes here. The statute -

THE COURT: Doesn’t it say I can appoint a trustee?

MR. SCHNABEL: You can appoint a trustee.

THE COURT: Maybe I should do that.

MR. SCHNABEL: Your Honor, you could. The issue is if you appoint a trustee or you appoint an examiner or you convert or you dismiss. Those are your four options if there’s cause. And since we’ve moved to dismiss you would have to find best interest is better served by conversion, trustee or examiner. That’s where best interest comes into play, not to say I’m not going to dismiss.

So 1112(b), when it talks about cause, there’s also — obviously different kinds of cause. Let’s say the cause is because the — you know, the debtor or the CRO here has — has not filed its monthly operating reports and you had a motion to dismiss before you. You could require that be remedied and not dismissed. You could appoint an examiner. You could appoint a trustee. You could convert the case because those things would remedy the cause at issue.

But the cause that we’re talking about has to do with a solvent no-debt company. And that cause is not remedied whether you convert, appoint an examiner or a trustee. The same issue remains whether you do any of those things. So appointing an examiner doesn’t change the issue.

Page 38 It doesn’t help achieve a bankruptcy purpose because there’s none to be achieved here anymore.

Your Honor, I do want to alert you that the statute was changed by a technical amendment act that became effective in January of 2011. So you — if Your Honor has the wrong book or had — doesn’t have the 2012 book, or doesn’t have the insert for the 2011 code, you’re not going to see a change in 1112(b)(1) that gets to the issue that’s in the briefing.

Before 2011, 1112(b)(1) had that the Court could convert, but it had an unusual circumstances exception. But that’s been struck — struck out of the statute since January of 2011 and it doesn’t apply in this case.

THE COURT: I appreciate you calling that to my attention because I did have the wrong book, but what about (b)(2)?

MR. SCHNABEL: Well, Your Honor, (b)(2) is a — is kind of a carve-out from (b)(1), but there’s two requirements of — of (b)(2), and one of the requirements is that — is — is part (b) which says that it can be — that the cause can be cured within a reasonable time.

And this is a situation where — again, this is back to the monthly operating report example. If the monthly operating reports hadn’t been filed by the CRO and we moved to dismiss, you could, in the best interest of the estate, you could deny the motion based on (b)(2) because you would say, well, he can cure that. This is a — this cause is curable and I order the CRO to file the monthly operating reports within a week and I deny your motion.

But here the cause is no debt. There’s no restructuring. There’s no asset preservation. There’s no longer a valid purpose to be in bankruptcy. The sole purpose to be here is to try to give the equity committee and Shareholder Group A a leg up in litigation in against Shareholder Group B. And that does — that’s not going to change the value of the assets. It’s just going to re-shift and realign, to the extent they’re successful, the interests in those same assets. And that’s not a bankruptcy purpose.

If this case can go forward here, then — then, Your Honor, our position is that any case could file for bankruptcy and that, in essence, Your Honor is being asked to be an international court of chancery on a shareholder dispute of a Cayman Island company. And that that is beyond what this Court is designed to do and that this case has -has resolved the issue. It’s achieved its purpose. It’s paid the creditors off and now there remains a litigation potentially.

Now, Your Honor, one of the things that we talk about in the briefing is how can we — you know, what do we — what do we do. We believe that we’ve made the case for

Page 40 cause. We believe the case law is on our side. We’ve made our arguments and we believe Your Honor should dismiss the case. How — how do we dismiss the case?

You can enter an order to dismiss the case today and see what happens, or you could enter an order that tries to address some issues that you may have concern with. And we set out in our motion some things that we would not have no objecting to — no objection to that you could — that you could require as either a condition of dismissal or contemporaneous with dismissal, and I think these would, frankly, address every argument that the other side would make objecting to dismiss.

So, for example, you could, you know, require an escrow with the Court or with a third party, you know, a banking institution so that any disputed claims could be escrowed. And, therefore, once they’re resolved there would be cash there to pay; that there’s no possibility that that — that that cash would disappear and — and that creditor would not be satisfied — that dispute of the creditor would not be satisfied.

You could set up an escrow that would deal with the attorneys and other professional fees in this case of -of the estate professionals. I mean, these are professionals that Your Honor approved their retention and we can see a concern that Your Honor doesn’t want them to

Page 41 encounter issues with being paid. And, therefore, you would require an escrow for that, have them file their final fee applications and — and, if approved, the money would be there to pay them. It couldn’t be taken away.

And Your Honor could require that a dividend be paid; that lest these escrows and, obviously, I mean, the company has to be adequately capitalized. It can’t be rendered insolvent by a dividend. But, you know, a relatively small amount and just let a dividend be made.

And, Your Honor, these things could all be calculated in very short order. We could dismiss the — you could dismiss this case and we could have a dividend out maybe within a week. And that’s actually in terms of getting the asset to the people who have an interest in them, that accelerates it much faster than any plan process and it does it in a much cheaper rate. We don’t have to incur legal fees, as much legal fees.

And — and the other issue we put in our papers that Your Honor could require is to deal with Mr. Watson. He is in a unique situation. He doesn’t have — or there -maybe there’s a question whether he has the same immunities that a Chapter 11 trustee would have. And Your Honor could require that as a condition of dismissal or of — or of -on the effective date of dismissal that the company provide Mr. Watson with a full release and indemnity, and that way

Page 42 Mr. Watson will have the protection outside of dismissal and — since he is a slightly unique creature.

In our view, all of that would alleviate everyone’s concerns. And then the only issue, and I think the only thing you’ll hear from their — from the objector’s side is that if you do that, that means that APOL and Nicola Chu, who are undisputed equity holders in this company would receive a dividend, just like any other shareholder. And they don’t want that because they would like to sue them for something. They don’t articulate or put in writing at least what that lawsuit really is, but they want — they want to investigate it or do it or I don’t know what.

But the point is, that puts us full circle. That’s a two-party dispute. That’s not what this court is about. And if you dismiss and require these things, including the dividend, you’ll be actually funding the shareholders. The equity committee, they used to hold approximately three percent of the debtor.

Now it — I know two of them have resigned. Presumably, they — they sold their stock, so I’m not sure what the exact percentage is now. But let’s just say it’s three percent. If you issued 150 — if it’s $150 million dividend or whatever the number is, you know, they’ll have $5 million collectively. That’s plenty — I mean, there’s not going to be a poor shareholder there, a small poor shareholder who’s not going to be able to assert their rights if they think they have rights to assert.

And since the equity committee seems to believe there are rights there, if — just like any other solvent company that’s a Cayman Island company, if you think you have claims, you can hire a lawyer and bring those claims.

And it’s not a proper argument to say, well, if I let this go, it will be too difficult for them to collect, or the litigation is inconvenient. I mean, this is not a basis for bankruptcy jurisdiction especially over a Cayman Island corporation. All these shareholders bought stock in a Cayman Island corporation. Their rights are — are limited and subject to and are no larger or smaller than whatever rights exist under the Cayman Island law. And wherever they can file a lawsuit, whether it be Cayman Islands or another court, they have to, you know, deal with those jurisdictional issues.

Now the one thing I think you’re also going to hear from them about why that won’t work, giving the dividend won’t work, they’re going to say once — they’re going to allege, with no real facts, but once you give the dividend to APOL and Nicola Chu, that cash will just disappear. It will be judgment proof. Someone will hide that money in some other jurisdiction and then — then effectively, the lawsuit that they would like to bring,

Page 44 which they have never articulated what it really is — and I’m not talking about Mr. Yip. I’m just talking about the shareholders, which is not Mr. Yip — that — you know, that they will be judgment proof and that, therefore, their rights will really be extinguished.

Well, again, that’s not really — the point is, is that that’s (a) speculation and (b) it’s not true because upon dismissal with a full cash dividend the company will still exist and the company will still — the company is, in essence, has two assets. It has some books and records, mostly in Hong Kong. I mean, it used to have a lot of -the company — the debtor used to have a lot of things in Atlanta. I mean, that used to be a principle place of his business, but with the sale of software there is a good question about whether that still is the debtors’ principle place of business, whether it’s now Hong Kong.

But, regardless, there’s some books and records in Hong Kong, presumably maybe some in Atlanta. There is a hundred-and-seventy-odd-million-dollars in Atlanta. You would dividend that out, require that, and then there’s still stock. The shareholders, on dismissal, would all still have their shares of CDC Corp and CDC Corp has stock in other entities.

And according to the debtors and the committee, those — those shares in these other companies are worth $40 million. Now we think it’s worth much less, but it’s definitely worth millions. And so APOL and Nicola Chu would hold stock in a company that’s has millions of dollars worth of stock, a holding company that has millions of dollars worth of stock. So if they can go get a prejudgment attachment on that stock under Cayman law, there’s something there to go after. They own twenty — if they own twenty percent of CDC Corp and those assets are worth $40 million, that’s $8 million.

And so, Your Honor, it’s not that they will be judgment-proof. And — but, again, that’s — this is Shareholder Group A against B. It’s not about protecting debt. There’s no debt to restructure. So even that issue is not really — they’re wrong about it, but it’s not really relevant.

So, Your Honor, we think that the cause exists. The case law is all on our side. None of the case law on their side is on point because it all involves debt restructuring. W.R. Grace is an example they give. W.R. Grace shifted equity around. Sure it did. But there was something in W.R. Grace that made it valid to be in bankruptcy and that was crippling asbestos liability and there was something to restructure.

When there’s something to restructure or assets to protect, value to protect, then the 510(c) and other provisions can be used. But when there’s no debt to restructure, as the case is here, and no value to protect, which is the case here because the cash isn’t going to change, then you’ve got no bankruptcy purpose and the use of 510(c) or any other provision is an — is an overreach of bankruptcy court jurisdiction.

So we think cause exists. We think we’ve addressed any concerns anyone legitimately could have with — with a dismissal that could have some conditions on it, and we would ask Your Honor to grant the motion.

THE COURT: Thank you.

I just wanted to ask, there — your — your omnibus reply brief talks about binding case law. What -what is the binding case law that you have?

MR. SCHNABEL: Well, I mean, that — Your Honor, that gets to -

THE COURT: It says, “The objectors are making arguments that have no basis in and are directly contradicted by binding case law,” and I’m wondering what that is because I want to look — make sure I look at that.

MR. SCHNABEL: No. I understand. The binding case law is what the purpose of bankruptcy is and if the purpose of -

THE COURT: Well, by binding case law I would think something like -MR. SCHNABEL: The Supreme Court.

THE COURT: — the United States Supreme Court -

MR. SCHNABEL: Yes.

THE COURT: — or the Eleventh Circuit on point.

MR. SCHNABEL: Yes. Well, all right, Your Honor.

THE COURT: Not some principal that you’re — I mean, I understand the — all the principals that you’ve stated I understand. I understand all those principals.

MR. SCHNABEL: Your Honor -

THE COURT: I understand — I understand the general principals. I understand what’s behind them. I understand why we have those ideas, concepts.

MR. SCHNABEL: Your Honor, to the -

THE COURT: But I’m — what I’m — what I’m — I just want to make — what I want to know is where the binding case law is that tells me if I do what they want me to do I will get reversed.

MR. SCHNABEL: And, Your Honor, perhaps last night and late this morning when we were drafting this we should have articulated that a little bit better. But the binding case law, which is Supreme Court case law, says what the purpose of bankruptcy is.

THE COURT: Okay.

MR. SCHNABEL: And that purpose is no longer achieved in this case.

THE COURT: Okay.

MR. SCHNABEL: And, therefore, allowing -

THE COURT: I understand that.

MR. SCHNABEL: — it to continue -

THE COURT: I understand that argument and I understand the cases that -

MR. SCHNABEL: But I will -
THE COURT: — make that point.

MR. SCHNABEL: — will readily admit there is no — the only case that has facts that are similar to this situation is not binding. It’s persuasive. It’s the Melp case. It’s the Fraum case, and it’s the Third Circuit opinions of Integrated and SGL Cardin.

THE COURT: Okay. Thank you.

MR. SCHNABEL: Thank you, Your Honor.

THE COURT: Anyone else wish to argue in favor of the motion to dismiss and make new arguments that have not already been made?

MR. WILLIAMSON: Good morning, Your Honor. Rob Williamson for Asia Pacific Online Limited.

Your Honor, I’ll refer to my client as APOL for shorthand. I think that’s the terminology that people have been employing in the case.

We filed on behalf of APOL and Nicola Chu — we’re also appearing on her behalf — a joinder in Chinadotcom’s

Page 49 motion to dismiss yesterday adopting their papers. And I’m not going to go back through all of the arguments that Mr. Schnabel raised. There were a few points that I wanted to — to make.

Your Honor, as — just as a quick summary as Mr. Schnabel stated to the Court, what you really have here, it’s — my client, APOL, is wholly a creature of Cayman law. It’s a corporation that would not exist but for Cayman law and it is governed by Cayman corporate law. The Articles of Organization that were -

THE COURT: APOL?

MR. WILLIAMSON: APOL is.

THE COURT: What does that have to do with this?

MR. WILLIAMSON: I’m sorry. I meant, the debtor.

THE COURT: Oh, okay.

MR. WILLIAMSON: My client is — is a — also a creature of Cayman law. But the debtor is wholly a creature of Cayman law as a corporation established under Cayman law. It is governed by its Articles of Organization which were adopted in compliance with Cayman law. I think nobody disputes that.

And as my colleague, Mr. Sanders, pointed out to me when we were driving over here, if this were a case where shortly before — after evolution had obtained its judgment, but before a bankruptcy case had been filed the debtor were able to go out and either sell assets and raise cash or borrow money sufficient to pay off that judgment and the handful of smaller — relatively smaller claims in this case that existed, and yet decided, well, you know, we know that we really don’t have a problem satisfying our creditors’ claims, but we’ve got some management issues and we’ve got some disputes among shareholders and possible shareholder claims that we might want to bring because of the way litigation was prosecuted pre-bankruptcy.

Let’s — let’s put it in the Chapter 11 — put this Cayman company into Chapter 11 in the U.S. and resolve those management issues and those shareholder issues. We think that’s a better forum. We don’t really like the remedies that we think are provided under Cayman law and the procedures that you would have to go through under the Articles of Organization that were adopted by the company’s shareholders because we think that this 510(c) under the Bankruptcy Code gives us a much broader ability to go back and adjust the relationships, the relations between the shareholders. We think that the provisions of 1129 -

THE COURT: Why would management care about that?

MR. WILLIAMSON: Why would management care -

THE COURT: Why would management have an interest in adjusting the capital structure — the allocation of the shareholder interests?

Page 51 MR. WILLIAMSON: Why would — why would management — that — that’s -THE COURT: Why would management want to subordinate Group A to Group B? MR. WILLIAMSON: That’s a good question. Why does

Mr. Watson, who is current -THE COURT: I don’t know. That’s -MR. WILLIAMSON: — management wish to do that. THE COURT: — not the — that’s not the question

I — answer my question, Mr. Williamson. MR. WILLIAMSON: Why would management want to -THE COURT: Why would management want to — to initiate a dispute between Group A and Group B?

MR. WILLIAMSON: Management might not want to initiate a dispute. They might be aware of a dispute and feel like -

THE COURT: Right. So why would -MR. WILLIAMSON: — any -THE COURT: — they want to — so why would -MR. WILLIAMSON: You — you could -THE COURT: — management want to file a bankruptcy case?

MR. WILLIAMSON: — you could have — well, you might have — you might have hostility amongst different managers, which I think is — has been apparent. There’s been hostility and a -

THE COURT: Maybe — maybe -

MR. WILLIAMSON: — certain group of the board decides -

THE COURT: — maybe sorting out that hostility is important to the — to the preservation of value of the estate.

MR. WILLIAMSON: Well, I don’t think — I think that’s — that may be true. That may be true and there are remedies under the organizing law, under the Cayman laws -

THE COURT: Could well be.

MR. WILLIAMSON: — that govern this -

THE COURT: Could well be.

MR. WILLIAMSON: Well, I don’t think — but I think the point is that the bankruptcy system is not designed to just kind of be — have the Court’s be ombudsmen available -

THE COURT: Okay. I’ve heard that — I’ve heard that -

MR. WILLIAMSON: — to come in — okay. You’ve heard that argument.

THE COURT: Mr. Schnabel went through that.

MR. WILLIAMSON: Right. I understand.

THE COURT: That’s — that’s — you don’t need to repeat that.

MR. WILLIAMSON: Okay.

Well, much argument is made in the responses that were filed by the CRO and by the equity committee that what we really have here is an effort by management to hold onto — former management — I assume they’re talking about one of my clients, Peter Yip, to somehow maintain control of this situation and get outside of the restraints of the Chapter 11.

What we submit is -

THE COURT: Maybe by like filing a lawsuit in Cayman Islands?

MR. WILLIAMSON: Your Honor, I believe that certainly — if he had any claims that needed to be filed relating to the corporation, that’s where we would advise him he would need to go to do it.

THE COURT: Apparently, he did or somebody did.

MR. WILLIAMSON: Well, not Mr. -

THE COURT: We’ll get to that later.

MR. WILLIAMSON: — Mr. Yip did not do that.

THE COURT: Oh, he did not do that.

MR. WILLIAMSON: APOL did that.

THE COURT: Oh, APOL did that.

MR. WILLIAMSON: Right.

THE COURT: Mr. Yip doesn’t have anything to do with APOL?

MR. WILLIAMSON: Mr. Yip does not control APOL as a matter of fact. And I think -

THE COURT: Who controls APOL?

MR. WILLIAMSON: APOL is controlled by a family trust and Nicola Chu.

THE COURT: Who controls the family trust?

MR. WILLIAMSON: The family trust is — it’s very complicated and we produced -

THE COURT: Oh, very complicated.

MR. WILLIAMSON: — evidence, but Mr. — Mr. Yip has an indirect interest, minority interest in an entity a couple of levels up.

THE COURT: Well, who is the person who makes decisions for the family trust?

MR. WILLIAMSON: The person that makes decisions is Nicola Chu and there’s a professional trustee, HSBC, that is the trustee -

THE COURT: Okay.

MR. WILLIAMSON: — of the family trust that owns

THE COURT: And -MR. WILLIAMSON: — fifty percent. THE COURT: And Ms. Chu, again, is Mr. Yip’s wife? MR. WILLIAMSON: She is, Your Honor. THE COURT: What’s her background in business?

MR. WILLIAMSON: Your Honor, I — I don’t know her background in business. But I understand her family is a fairly respected family over there and has — she probably has a lot of business experience, at least within the family.

THE COURT: So she doesn’t ask Mr. Yip what to do about any of this?

MR. WILLIAMSON: Your Honor, I don’t know and I don’t know that that’s even relevant.

THE COURT: Go ahead.

MR. WILLIAMSON: But what we really have here is a solvent Cayman company with hundreds of millions of dollars run solely by outside professionals at this point in time and they’re saying, we don’t want to proceed under the governing law of this corporation that normally would apply to corporate governance issues, to adjusting relationships between shareholders to deciding management issues. We want to stay in the U.S. Courts -

THE COURT: Mr. Williamson, tell me something new.

MR. WILLIAMSON: I understand, Your Honor, we’ve already had this addressed in the papers and in some of the argument. But let me go back and cover a couple of points raised in the responses. And I think this is important and relevant -

THE COURT: All right. But I -MR. WILLIAMSON: — to my -

THE COURT: — Mr. Schnabel took an hour or so -

MR. WILLIAMSON: Yes.

THE COURT: — with my interruptions, admittedly. So you have at the last minute joined his position. I want to hear from you, but I want to hear something new. I don’t want to rehash on what he said.

MR. WILLIAMSON: I will try not -

THE COURT: Go ahead.

MR. WILLIAMSON: I will try not to do that.

THE COURT: Don’t try, don’t do it because I want to hear the other side.

MR. WILLIAMSON: I understand.

THE COURT: And I — and we got lots of stuff to do today and I don’t need to hear again what I’ve already heard.

Go ahead.

MR. WILLIAMSON: Your Honor, with respect to -I’ll address some of the points raised in the responses, then.

First of all, in the CRO’s response they imamate that the sale of the CDC software stock was opposed by either Peter Yip or APOL, some combination of my clients. The fact of the matter, that is absolutely untrue. We did nothing to impede the sale. We actually supported the sale.

Page 57 There were no objections filed to that sale. Once the offer was made and once the offer was brought in at that price, the client made the decision that it did seem to be a fair price under the circumstances, and the sale went through. It was approved. The cash is sitting in the court.

So any — any intimation that my client or that there’s evidence that my client somehow impeded that sale or sought to impede the sale process is just flatly belied by the record and it’s untrue.

Now I know there was lots of — there was also lots of insinuation and smoke that was raised in connection with the CDC software effort to work with Marlin and come up with their own plan. And although clearly my client, as was his right — I’m talking about Mr. Yip now and also APOL as the largest shareholder in this company — was very interested in seeing what alternatives were available to maximize the value of the assets of this debtor and deal with the judgment creditor, and would have been happy had CDC software been able to propose some type of alternative plan so that they could consider it. They never supported any proposed plan of CDC software.

THE COURT: Mr. Yip had nothing to do -

MR. WILLIAMSON: They were not behind that -
THE COURT: — CDC -
MR. WILLIAMSON: — effort.

Page 58 THE COURT: Mr. Yip had nothing to do with CDC software’s activities in this case?

about -	MR. WILLIAMSON:		He — Your Honor, I don’t know
board?	THE COURT:	— b	efore the CRO group changed the
	MR. WILLIAMSON:		Well, Your Honor, I don’t know if

— you probably recall — and I’m — and I’m comfortable having known — having appeared before the Court a number of times that when the Court finally hears the evidence that is germane to some of the issues that are being raised and -and some of these possible claims and subordination actions that if that’s heard before this Court, I’m competent the Court will judge that and decide for itself what was going on.

To say that there were no communications, I probably — I can’t say that. But to say that my client was not controlling that process, I can flatly say I saw no evidence of that and all I saw were some existing managers of CDC software who were interested in continuing with that venture and come up with a way that would propose an alternative.

Now, in fact, we were -

THE COURT: Well, maybe we’ll get into that sooner or later.

MR. WILLIAMSON: We will, sooner or — but I’m confident that the Court will -

THE COURT: Maybe we’ll hear from Mr. Yip.

MR. WILLIAMSON: And I’m also confident that the Court recalls the testimony by Mr. Watson on the trustee motion that he — his — he had not been impeded by Mr. Yip and Mr. Yip had not hampered his efforts to move the case forward and deal with the sale process and to deal with moleness (sic).

And, in fact, any assumption or inference that can be raised from the fact that the parties ultimately agreed to a consensual resolution on that trustee motion should not be premised on any — any thought on behalf of my clients that the Court was necessarily going to appoint a trustee to replace Mr. Watson. I felt like the evidence was pretty clear that Mr. Watson was doing his job and I felt pretty confident that — that we made — that that might not be the Court’s ruling. I’m not saying — and I’m not sure the Court even knew because we — we really didn’t never got to that point. I know that you would have sifted the evidence and made your determination.

The — from our perspective, that decision was made more out of a realization that we needed to move the case along. The sale process was ongoing. The evolution judgment was accruing interest at a pretty substantial rate.

We were happy to see that that got paid off so that the interest tickers stopped so we now had something to fight about amongst all the shareholders as to what size the dividends were going to be.

But I’ll — I would ask the Court, and I know the Court will, to keep an open mind and try to remember that some of these prior hearings that we’ve had in this case either we weren’t direct participants with an interest in putting up evidence on side issues that were not germane to the issue before the Court at the time, or we — we had different issues before the Court and so all of the evidence wasn’t put up.

So I’m — I’m certain that if we get to the point where the Court gets to hear evidence on these, if the Court decides not to dismiss the case, I’m confident that the Court will view that with an open — with a fresh mind and — and will be maybe somewhat surprised to find out that what always appears to be — and what’s being told to the Court and asked — the Court’s being asked to jump to certain inferences aren’t necessarily justified.

THE COURT: So maybe someone will explain to me why we have subsidiaries that are taking positions adverse to the parent at some point and why -

MR. WILLIAMSON: Well, you know -

THE COURT: — and why companies seem to be

Page 61 jumping into disputes that have no apparent — in which they apparently have no actual interest. So maybe that will -

MR. WILLIAMSON: And why -

THE COURT: — become apparent to me at some future point -

MR. WILLIAMSON: And why we have hedge funds -
THE COURT: — and I look forward to that day.

MR. WILLIAMSON: — and vulture funds leaping into the scene at the last minute trying to take positions -

THE COURT: Could well -

MR. WILLIAMSON: — as to -
THE COURT: Could well be, but -

MR. WILLIAMSON: — with respect to one.

I mean, but — but does that really matter? My -in my view of the world, APOL could have filed this motion from the get go. We could still file the motion. So to me that’s a red herring. The fact the Chinadotcom filed the motion doesn’t make the issues any less important or any -prevent this Court from considering those. It could easily have been raised first by APOL and we have decided to join the motion and — and I appreciate the Court hearing us this morning.

So it seems to me the issue is before the Court, really, should we keep this in this forum moving forward with the plan process that we have right now, given the

Page 62 situation — the kind of unique situation in this case where we have — you’ve got comity issues. You’ve got foreign jurisdiction, foreign — foreign laws. We’re essentially just dealing with shareholder disputes at this point in time.

We submit that it should not be here. We think that the CRO did a great job to get us where we are. He’s accomplished his mission. He raised the money to get the creditors paid off. There are remedies for any shareholders who think that they have been harmed by anybody outside of the bankruptcy court and people are free to pursue those remedies. And so we do join in the motion to dismiss and we submit that the Court and this case and the interest of the system would be best served by dismissing this Chapter 11 case at this point in time.

THE COURT: Okay. Thank you.

MR. WILLIAMSON: Thank you.

THE COURT: Anyone else wish to be heard in favor of the motion?

(No verbal response)

THE COURT: Okay. Opposition?

MR. CIFELLI: Good morning, Your Honor.

THE COURT: Mr. Cifelli, does the debtor have any evidence?

MR. CIFELLI: Your Honor, to the extent that -Page 63

THE COURT: Or just rely on the record as -

MR. CIFELLI: Well, our — our position today, Your Honor, is that the Court can decide this motion by denying it without any further evidentiary development. If the Court is seriously entertaining dismissal of this case, we do think that the best interest test is relevant and we, in conjunction with the equity committee, believe that there needs to be an opportunity to engage in discovery.

But we think -

THE COURT: Based on the best interest of the parties?

MR. CIFELLI: Yes, sir.

THE COURT: Okay.

MR. CIFELLI: I know the committee also has some other notice issues that — that we have not raised.

Your Honor, for the record I’m here with Greg Ellis and Bill Matthews of our firm, and Joe Stutts (ph), Counsel for the debtor here representing the debtor and the CRO.

To answer one of Your Honor’s early questions members of the Chinadotcom board include Raymond Chen (ph) who was on the CDC Corporation board, but he resigned on October 4th of 2011, and was on the CDC software board during the litigation between the debtor and CDC software. Mr. Chen resigned on January 23rd of this year as — on the eve of the reconstitution of the board by the debtor.

Also on the Chinadotcom board is Fred Wang (ph) who once served on the CDC Corporation board. And, Your Honor, I will — I can state to the Court that in an effort to reach Mr. Wang in December of — late December of last year to try to get some board direction with respect to the amendment to the CRO’s engagement agreement, it became necessary to enlist the aid of Mr. Yip to get Mr. Wang to answer our phone calls and return our calls. So I think that we drew the inference, and I believe a quite reasonable one, for that reason and many other reasons that Mr. Wang is a — is a close ally of Mr. Yip.

Also on the Chinadotcom board is Sammy Chang (ph) who, I think, folks in our management and others in this case understand that Mr. Chang is a functionary of Mr. Yip.

There are, indeed, four or five other members of the Chinadotcom board and I admit that I know little or nothing about those individuals. I don’t know the extent and nature of their connections to Mr. Yip.

Your Honor, Mr. Schnabel posits that the debtor couldn’t file this case today, and I’m not going to opine on that issue because I don’t think I have to. But the debtor did file the case on October 4th. So we’re not here seeking to file this case today. The debtor, in October of last year, under the management of Mr. Yip and others, of his confederates, voluntarily invoke the jurisdiction of this Court for this reorganization case.

Now at that time, as Your Honor is well aware, there was a sixty — sixty-five-million-dollar judgment that couldn’t be paid. It was a state court receivership in the offing within twenty-four hour or forty-eight hours, had other unpaid bills from attorneys and auditors, dysfunctional management, whistleblower investigations of insiders, principals, directors, and no clear path to payment of our claims, outstanding claims, and reorganization of — of the company.

Now we find ourselves today having accomplished a fair amount. We have sold our indirect stock interests in CDC software. We have paid certain undisputed unsecured claims. We have reconstituted the board or previously reconstituted the board of CDC software, in part, to facilitate those actions. But there are still — there are still — there is still unfinished business.

We have claims objections to prosecute. We have potential breach of fiduciary duty and breach of contract claims, perhaps against APOL, Mr. Yip and others. Those are claims of the estate. We have other assets to reorganize or dispose of. I think Mr. Schnabel said there’s been some estimate that they may be worth $40 million or so, although Chinadotcom apparently has a view as to those values and doesn’t think it’s quite that much, but it’s in the millions. Those assets have to be reorganized or disposed of. And then there is potentially the equitable subordination claim against insiders.

Now if you take a snapshot — you know, the job’s not done, Your Honor. You know, no bankruptcy purpose, says Mr. Schnabel. No, the bankruptcy purpose was at the outset, quite frankly, and continues to this day to be the finish the job of cleaning up the mess that was created by interests that appear to control Chinadotcom and interests that join in Chinadotcom’s motion to dismiss.

And that job will — those purposes will be achieved upon the confirmation of a plan of reorganization and implementation or execution on that plan, and no sooner than that time.

Now Your Honor, I think, agrees with our position with respect to jurisdiction. I won’t — I won’t belabor that point. This is not a motion that is effected, in our view, in any respect by Stern v Marshall. The District Court clearly has jurisdiction because this case is one under Title XI of the Code. So the question in our view is whether they have shown cause for dismissal of the case.

Now the cause that I believe Chinadotcom

repeatedly trumpets is two-party dispute, no necessary — no remaining bankruptcy related acts or tasks that need to be performed. And we, of course, disagree. I’ve just identified claims — disposition of other assets of claims resolution, the pursuit of causes of action by the estate against former members of management and, also, Section 510(c), subordination, perhaps.

Chinadotcom contends that the remaining disputes — well, let me back up and say let’s go to the best case we have, according to Mr. Schnabel. The best case we have is the Melp case.

The Melp case involved a voluntary dismissal request by the Chapter 11 debtor. We don’t have that here. The Melp case involved a dispute between the ninety-nine percent owner/limited partner and the one percent general partner. We don’t have that here. And the Melp case, it was — it was — it was observed in the Melp case that more appropriate forums exist in which the parties may litigate their issues. With all due respect to movant’s position, Your Honor, we don’t believe a more appropriate forum exists to finish the job of cleaning up this mess than this Court and, certainly, the District Court.

Now I noticed that Mr. Williamson identified himself, for purposes of this motion, as representing APOL and Nicola Chu. And, in fact, Mr. Schnabel in his preliminary remarks referenced Mr. Williamson’s client, APOL. There’s another — there’s another interested party who hasn’t been referenced for the most part today and that’s Mr. Yip. So we have APOL and Nicola Chu, who apparently take certain positions. We have Mr. Yip, who seemingly doesn’t join in those positions.

You have Chinadotcom. We’ve got the debtor. We have disputed claimants. We have hundreds, if not thousands of shareholders. This is not a two-party dispute.

And with respect to an appropriate forum, this is the appropriate forum for the determination of subordination issues under Section 510.

Now Mr. Schnabel argues that the disputes that remain here are all focused on Cayman law and that the standard of conduct that is applicable under Section 510 must by Cayman law. Your Honor, we don’t concede that point. Of course, as Your Honor points out, that issue is not before the Court today. And if, as in when, it comes before the Court, I’m sure there will be ample discussion of what standard is appropriate.

But in our view, the interpretation of equitable subordination claims occurs under — it’s — it’s created by federal law and it’s determined, and these are issues of equity that arise under federal law.

Even were Chinadotcom correct that Section 510 is going to be viewed through the prism of Cayman law, this Court is perfectly capable of determining issues of Cayman

Page 69 law. In fact, affiliates of APOL and Chinadotcom presented Cayman law to this Court in litigation that was previously conducted here back in January. They know how to get Cayman law before Your Honor and I suspect Your Honor is capable of understanding and applying it if it is applicable, which we do not concede. And in any event, Your Honor, the Court surely will deal with the issue when it’s presented. Now we don’t think that it is presently before Your Honor.

I heard Mr. Schnabel say that one of the practicalities in play here is that a Section 510 subordination ruling would be unenforceable. Now I — I will freely admit to being the dimmest bulb in — in the bank of lights in the room today, Your Honor, but it seems to me that if a Section 510 subordination — equitable subordination action is brought and successfully prosecuted here, that will govern or effect the distribution to shareholders in part or in toto that this Court authorizes under a confirmed plan or otherwise.

And the appropriate party, CRO, perhaps, will issue those checks. That’s about as enforceable as I think we need the Court’s order on that issue to be. Don’t know to what extent it would be — we would find ourselves in a position of taking this Court’s order to the Cayman Islands, but it presently is not envisioned by the CRO.

Finally, Your Honor, Mr. Williamson argues that

Page 70 while it’s true — or the implication of his remark is while it’s true that equitable subordination against some of these interests are going to be very difficult in a different forum, inconvenience is not a basis for bankruptcy jurisdiction.

And I would again remind the Court that this voluntary filing is here under Section 1334 and this — this Court’s jurisdiction in no way is dependent upon anyone’s inconvenience or argument that it would be inconvenient to go elsewhere. Interests behind the movants and the joining party set these events in motion in October 2011, some would argue well before 2011 in connection with the folly that was the evolution lawsuit and, perhaps, other matters.

We have attempted at some trouble and in the face of considerable objection to — to resolve those problems and bring the case to a successful conclusion, and now certainly is not the time to dismiss the reorganization case.

Thank you, Your Honor.

THE COURT: Thank you.

Anyone else in opposition to the motion?

MR. KELLEY: Good morning, Your Honor. Jeff Kelley for the equity committee.

I will not — I’ll take your direction to Mr. Williamson and will not repeat anything that Mr. -

THE COURT: I assume you won’t repeat Mr. Schnabel’s arguments?

MR. KELLEY: I’m not going to repeat -

(Laughter)

MR. KELLEY: — Mr. Schnabel’s argument.

THE COURT: Okay. Thank you.

MR. SCHNABEL: I was hoping.

MR. KELLEY: I do adopt Mr. Cifelli’s argument, however, Your Honor.

To answer one of the factual questions Your Honor raised, I believe it’s on Page 17. Let me grab that exhibit.

(Pause)

MR. KELLEY: Page 17 of Exhibit B to the omnibus reply that was filed this morning, you — you asked how many shares, I believe, Mr. Yip owned in Chinadotcom. According to my read of that document, which is a Chinadotcom annual statement, apparently, for 2011, he apparently owns about seven percent of Chinadotcom, at least as of the time of this report, which would be approximately one-third to one-fourth of the non — of the so-called minority shares because CDC indirectly or directly owns about seventy-five percent of Chinadotcom. So that’s — that’s an answer to a factual question Your Honor raised.

Before I go any further, I want to be very careful

Page 72 that it’s clearly understood that nothing I say here today is intended to be in violation of the ex parte injunction that was obtained yesterday by APOL against the individual members of the committee and me as their professional and against the debtor and its professionals from doing anything whatsoever to promote the argument that this Court should enjoin APOL’s lawsuit from proceeding forward in the Cayman Islands.

I certainly don’t want any -

THE COURT: Mr. Williamson, do your clients take the position that this would be a violation of that ex parte injunction?

MR. WILLIAMSON: No, Your Honor. This is argument on the motion to dismiss. I -

THE COURT: Good.

MR. WILLIAMSON: We don’t take that position.

THE COURT: Go ahead, Mr. Kelley.

MR. KELLEY: In fact, I wonder why we’re even here, Your Honor, because Mr. Williamson did present an affidavit and the Cayman Islands already said that this case should be dismissed. It had no further purpose, so maybe -maybe we don’t need to really have the hearing on the motion to dismiss, but I — I don’t — I say that in jest and I apologize for that.

With further respect to the involvement of individuals in this case, Your Honor, there is — Mr. Yip has a son named Anthony Yip, sometimes called Anthony Ip, I-P. I — upon information and belief he is a decision-maker behind what Chinadotcom is trying to accomplish in this case, and he also provided an affidavit, actually three affidavits in the APOL litigation on behalf of APOL and the Cayman Islands setting forth the reasons that there was an emergency down there that required the ex parte order to be entered with — forthwith; the point being — and we don’t agree with those reasons, but that’s — that’s another issue for another day — the point being there isn’t — appears to be an interlock between APOL and Chinadotcom also through Mr. Yip’s son, Anthony Yip.

In no particular order I made notes I want to think are things that are not a repeat of Mr. Cifelli said. In effect, one of Mr. Schnabel’s argument is asking this Court to prejudge whether a Cayman court would grant comity to an equitable — equitable subordination judgment should one be obtained, and I’ll get to that in a minute, if that’s necessary, as Mr. Cifelli said.

So you’re being asked to prejudge something that’s not even before the Court: Would a Cayman Island Court recognize an equitable subordination judgment from this Court? That’s not before the Court today, Your Honor. That’s the simple answer to that. I would certainly hope

Page 74 that the Cayman Island court would do that and think that it should if it became necessary, but that’s not before the Court today.

Another issue Mr. Schnabel report — repeatedly said that there’s — this case is no longer about value enhancement or estate enhancement. Nothing could be further from the truth. Mr. Schnabel himself admitted that the remaining assets in this case are worth millions of dollars. We have the stock in Chinadotcom. We have stock in China Games. China Games owns Menu (sic). Those assets have substantial value, Your Honor.

And the — as is clear from our filing and the supporting declarations and filings by other large shareholders in CDC, we don’t want a repeat of what happened to those — those kind of assets pre-petition. We think that we have a — we have a proposed a plan that has a better way of dealing with those assets under the control of a liquidation trustee to get the true — to get the true value of those assets for the shareholders rather than turning them back over to pre-petition management. So this case is very much about still asset enhancement, value enhancement for the estate. And we proposed a plan that -that deals with it.

The Kirkley case, Mr. Cifelli already handled the Melp case. I’ll mention the Kirkley case. The logic of

Page 75 that case, Your Honor, does not depend upon when that plan was confirmed and — under the act in that case. The logic is sound. We went to great lengths in our responsive papers to demonstrate why the principals in the Kirkley case are still true today. The principals under the act upon which that decision was based are carried forward into the Bankruptcy Code. We think that case is actually a very important case to this Court’s consideration.

We do not concede, Your Honor, that equitable conduct or inequitable conduct or whatever the decision needs to be should an equitable subordination lawsuit be brought, we do not concede that it would be measured under Cayman law. This Court is a court of equity and we certain — I just want to make sure the record is clear we do not concede that Cayman law controls the issue of whether or not conduct has occurred in this case that would arise to the level of a 510(c) judgment.

Mr. Schnabel said several times that we have not — nowhere in our papers articulated what our claims would be. Well, the time has not yet come that we have to articulate our claims. I will say this, Your Honor, we have enough — we have enough to file an equitable subordination claim. We haven’t filed it yet. There’s more that we could learn. We could — we could learn that during discovery. The decision is in process as to when that case gets filed.

But one of the obstacles we’ve faced is we can’t get Mr. Williamson to even acknowledge that he has received service of a subpoena that we served him under a 2004 examination by this Court. So we, so far, haven’t been able to serve our subpoena seeking information from APOL with respect to an equitable subordination claim.

Yes, some information has been voluntarily changed. I commend APOL and Mr. Williamson for that, but there has not been acknowledgement even that we have — that we have served a subpoena under a Rule 2004 examination so we don’t have that yet.

We also don’t yet have the Paul Hastings’ report. That’s just a matter of — of ongoing delays in getting that. We would like to have that before we file, but, again, we don’t think it’s necessary. That’s something that’s being considered by the committee.

Some argument was made to go ahead and dismiss the case and people should be left with their remedies under Cayman law. I’m not a Cayman lawyer, Your Honor. It’s my understanding that the rights of shareholders under Cayman law are very, very limited as compared with, for example, Delaware law or typical law in the United States. So that would actually be quite a disadvantage to shareholders who wish to exercise any kind of rights, if I’m correct on my understanding of Cayman law as I’ve been advised by others.

With respect to Mr. Schnabel’s fix, you know, Judge, this is what you should do. You should just dismiss the case, but let’s have disputes of claim reserves and let’s do this and let’s make sure the professionals get paid. He is suggesting a — a sub rosa plan, in essence, which is — he raised that objection yesterday in response — or his client did in response to another motion that had been filed by the debtor. You know, it’s a plan within a plan. I — I don’t think that’s a proper way to dispose of all the remaining issues in this case. There’s too much going on. We have a plan — we have two plans filed in this case. That’s the way to deal with the remaining issues in this case is through the plan process.

So, Your Honor, just to wind up what I’m — what I’m saying here. We have twenty-five percent, approximately, so far of the non-insider shareholders that we are aware of who are asking Your Honor not to dismiss this case and not to turn these assets back over to the pre-petition management.

And, finally, it bears repeating and this — this is the second time this has happened in this case — what Chinadotcom is doing here by this motion is directly contrary to the wishes of its seventy-five percent shareholder.

Thank you, Your Honor.

THE COURT: Anyone else in opposition to the motion?

MR. GUZINA: Your Honor, if I may be heard?

THE COURT: Hold on just a second. We’ve got another speaker in the court, then we’ll get to you.

MR. GEIGER: Good morning, Your Honor. David Geiger -

THE COURT: Go ahead.

MR. GEIGER: — for China Rock Capital Management, Ltd. and some related companies which own over 3 million shares, which constitute approximately 8.3 percent of the debtors’ stock.

On the phone we have Mr. Bojan Guzina of Sidley Austin of the Chicago office. If — we have not had a chance yet to file a pro hac application for Mr. Guzina, but with the Court’s permission, I would like Mr. Guzina to address the Court.

THE COURT: Okay. That will be fine.

Go ahead, Mr. Guzina.

MR. GUZINA: Thank you, Your Honor. And thank you for allowing me to appear telephonically. I will be brief.

As Mr. Geiger mentioned, our client holds around

8.3 percent of the debtors’ common stock. We appear before you to — to let the Court know that we support the arguments made by the debtor and the committee and we urge the Court to deny the motion to dismiss.

It’s important to remember that the key issue here is whether cause exists to dismiss this case. The burden to show cause is on the movant, and none of the cases they cite involve the situation that we have here. None of those cases involve with a plan that’s on file. In fact, two plans, at least one of which we believe is confirmable.

So from our standpoint as a significant stakeholder in this case we believe the case should be allowed to proceed. We are on the — we are on the eve of confirmation. There are ample grounds on which to deny the motion to dismiss, and we urge the Court to do so.

Thank you, Your Honor.

THE COURT: Thank you.

MR. GEIGER: Thank you, Your Honor.

THE COURT: Anyone else in opposition to the motion?

(No verbal response)

THE COURT: Anything further, Mr. Schnabel?

MR. SCHNABEL: Yes, Your Honor. And I will — I will be brief. Your Honor, just for the record Northwest Place, which is 73 BR 978, the debtor there did file a plan and the Court dismissed for cause. These are essentially a two-party dispute.

But, Your Honor, let me get to the heart of the

Page 80 points in rebuttal. The statement regarding that Your Honor can deny the motion today, but if it’s inclined to grant it, it must allow discovery in relation to the best interest test.

That is not true under the statute that is in effect for this case, 1112(b). The best interest test only applies if the Court were to say, can I appoint a trustee or an examiner to convert to — as a remedy — as a — in order to -

THE COURT: So you’re saying that whether — that the best interest — that congress has said that a Bankruptcy Court in determining whether to dismiss a case should not consider what the best interests of the parties are?

MR. SCHNABEL: If there is cause for dismissal. The statute was amended to remove the out that if there’s cause you could deny -

THE COURT: So the answer to your question — to my question is yes? I should ignore what is in the best interest of the parties?

MR. SCHNABEL: If there is cause -

THE COURT: If there’s cause.

MR. SCHNABEL: — you cannot -

THE COURT: Regardless of what the cause is -
MR. SCHNABEL: Congress says you shall dismiss.

THE COURT: Okay.

MR. SCHNABEL: And that the best interest provision they were citing to was written out of the statute effective January of 2011. It doesn’t apply here.

THE COURT: Okay.

MR. SCHNABEL: Your Honor may — just to be clear — utilize the best interest tests to determine whether instead of dismissal you should convert, appoint an examiner, or appoint a trustee. But given the cause we are moving under — just like with the monthly operating reports, that was the 1112(b)(2) issue which can be remediated — the cause here cannot be — cannot be remediated or cured with a conversion, a dismissal or an examiner because the cause we are saying is there’s no bankruptcy purpose.

So that’s — that’s our -

THE COURT: Okay.

MR. SCHNABEL: — retort to the evidence, Your Honor.

With respect to -

THE COURT: Of course, if there’s no bankruptcy purpose, presumably that would mean it was in the best interest of everybody not for it to be here.

MR. SCHNABEL: Well, Your Honor, that’s right. And if you — if you think about what’s the best interest,

Page 82 they’re arguing that it’s in the best interest of the Group A shareholders led by the committee not to dismiss vis-à-vis the Group B shareholders -

THE COURT: Which — which group is your client in?

MR. SCHNABEL: My client, Your Honor — well, I’m not — I don’t know if I’m a target under the plan because they haven’t disclosed -

THE COURT: Well, it -
MR. SCHNABEL: — who is a target.

THE COURT: — would be somewhat silly for the parent to sue — to try to get money from its seventy-five percent or seventy-six percent subsidiary. That wouldn’t help very much, would it?

MR. SCHNABEL: Well, we could take the money -

THE COURT: You could take the money away from the minority shareholders -

MR. SCHNABEL: Absolutely.

THE COURT: — in your — in your client.

MR. SCHNABEL: Your Honor, we -

THE COURT: I — I digress. Go ahead.

MR. SCHNABEL: Well, Your Honor, just to be clear, I mean, obviously the dispute here, if — if APOL can agree on a number and the committee can agree on a number, we probably don’t have a real issue with what that number is.

But there’s — you know, we’ve talked and there’s no agreement on the number. I mean -

THE COURT: If they agree, you don’t have an issue.

MR. SCHNABEL: Well, because I — you know, I don’t really get very much out of — out of the distribution.

THE COURT: Mr. Schnabel, I understand if — I under -

MR. SCHNABEL: The issue is we want to get out fast.

THE COURT: Right. I understand.

MR. SCHNABEL: And we have an interest in who is going to — who is going to be our controlling shareholder

THE COURT: I -MR. SCHNABEL: — for the benefit of our minority

THE COURT: I understand that, too.

MR. SCHNABEL: — shareholders.

So, Your Honor, part of the — you know, the issue, Your Honor, of not addressing whether CDC could, under the current facts — in the record where the CDC could file bankruptcy today, but they’re not going to address that, could have filed bankruptcy today. But that’s -that’s the real issue.

THE COURT: I’ve already heard that. You’ve already -

MR. SCHNABEL: I’m saying -
THE COURT: You’ve addressed that issue.

MR. SCHNABEL: And I’m saying the reason they’re not going — they’re not addressing it is because they can’t because they have no argument that it could — that it could because it clearly could not file bankruptcy today.

Your Honor, regarding unfinished business, this -the case — you know, we’re not talking about an empty shell where there’s nothing left. There’s clearly still a company here. But all the unfinished business that was listed can be achieved — doesn’t need the protections of the Bankruptcy Code to be achieved.

Claims dispute, the claims can be resolved outside of bankruptcy as well as inside of bankruptcy. The company is well solvent in cash to pay any claims, including all the disputed claims. There’s no reason — you know, the company can’t file bankruptcy just because it wants to consolidate, you know, a bunch of litigation. This is not a multi-district litigation court. So that’s not a justification to keep it in bankruptcy.

With respect to lawsuits by the estate; that there are lawsuits by the estate that they want to bring, investigate and bring. There’s no reason the board of directors of CDC Corp can’t bring those lawsuits. And if they don’t bring the lawsuits, there’s no reason that the shareholders can’t bring a breach of duty claim against that board. So those lawsuits don’t only exist in bankruptcy. They exist outside and they can be brought and there’s a remedy if they’re not brought and — and they should have been brought.

With regards to the assets, you know, the job’s not done. These assets have value. Well, again, there -there — they don’t need to be reorganized or liquidated. They don’t need this Court to reorganize or liquidate these assets. Anything you want to do with respect to the stock, whether it should be liquidated or not, or with respect to the cash, whether a dividend — you know, how you issue a dividend can be done outside of court as easily as it can be done inside a court. There is no increase in value of these assets -

THE COURT: I’ve heard that.

MR. SCHNABEL: — in either way.

THE COURT: I’ve heard that, too.

MR. SCHNABEL: So my point is that the unfinished business can be finished as well outside of court as well as inside of court.

Your Honor, with respect to the 510(c), you know, it’s not enforceable issue, let me just be clear because maybe there was some confusion about what I said.

Your Honor, this is a Cayman Island company and shareholders bought into this Cayman Island company. And in order for a court to take away that shareholder’s interest in the Cayman Island company for an equitable conduct, it must necessarily be governed by Cayman Island law. If the act complained of is valid under Cayman Island law, but invalid under U.S. law, how does the Court enter an order to the detriment of a Cayman Island — of an officer of a Cayman Island country who — company who is in compliance with the applicable law?

It — it — it’s — it wouldn’t be enforceable. I don’t see how that could be upheld on appeal. It makes no sense to me how you could be guilty of breaching your duty of a Delaware corporation under Nigerian law because your duties are defined — the rights obligation are defined by the company and the company here is Cayman Island. So any equitable subordination, any kind of conduct that’s wrong against Peter Yip, the former officer and director of this company — well, I guess he’s an officer — officer and administrator but he resigned from the board. But — but if Peter Yip violated a duty, it would be a Cayman Island duty. It would not be a federal duty.

So in order to judge him on a different law, I think this violates basic confidence of law. So 510(b) necessarily means you have to review Cayman Island law and that gets into — of course, foreign courts in this court at times will hear disputes and apply law as outside of the State of Georgia or outside the United States for that matter.

But what’s the most convenient forum to hear a breach of fiduciary duty claim relating to a director and officer of a Cayman Island company or the equitable subordination of — of shareholders of a Cayman Island company? It would be the Cayman Island courts. That’s the business they are in. This Court is not in that business. This Court is in debt restructuring. So that’s with respect to the 510(c).

Your Honor -

THE COURT: Let me just ask this question. It occurred to me — and maybe I’m focusing too much on this. But if Group A, the committee group, if they prevail in all of their arguments, doesn’t that enhance the recovery for your client?

MR. SCHNABEL: By a -

THE COURT: Because you own shares -
MR. SCHNABEL: Yes.

THE COURT: — so you — you -

MR. SCHNABEL: Yes.

THE COURT: — you would get more. Wouldn’t your shareholders want you to be taking that position -

MR. SCHNABEL: Well, there’s a balance -

THE COURT: — or do they want you to take a position that is — that results in Chinadotcom getting less money?

MR. SCHNABEL: Well, Your Honor, have to put the entire — you have to put the entire equation together.

THE COURT: This gets back to getting out of bankruptcy fast — getting — knowing who your shareholder is faster. So it’s faster -

MR. SCHNABEL: Who is my shareholder.

THE COURT: — to — right. It’s faster to litigate all of that in the Cayman Islands than it is to deal with it in this Bankruptcy Court.

MR. SCHNABEL: Oh, we wouldn’t have to — no. We wouldn’t have to litigate anything in the Cayman Islands because if you dismiss the case, then the — who the shareholder is, it’s not going to be some hedge fund that’s going to shut us down. It’s not going to be some hedge fund that — that has no connection or no knowledge as to what our minority shareholders and our board wants to do. That issue would be gone.

THE COURT: Okay.

MR. SCHNABEL: And, secondly, Your Honor, the bankruptcy cloud in terms — which puts us as a — is hurting us with customers and competitors, will instantly be gone. The fact that there will be a bunch of litigation between, you know, the committees and China Rock and whoever else wants to join in on the Group A side against Group B, Nicola and Peter Yip and the DNO policy, that won’t matter anymore -

THE COURT: Okay.

MR. SCHNABEL: — with regards to our customers and our competitors.

So, yes. Our .7 percent would — would — we’re advocating that it doesn’t help our .7 percent, but the potential gain there is — is well offset by the other issues that we’re concerned about.

THE COURT: Okay.

MR. SCHNABEL: Your Honor, with respect to -again, the assets — and this gets back to bankruptcy purposes. The assets has a value. They have value. Absolutely. Now $170 million, there is some value there, and the forty — whether it’s 20 million or 40 million or 26, you know, whatever the value of these other stockholdings that — that the debtor possesses, you know, they have value.

But there is no evidence in this — before this Court and, indeed, it would be pure speculation that that value would be lost if the case is dismissed. There’s no creditor. There’s no operational issue that’s going to intersect in between those assets and the shareholders. So the shareholders’ current interest in those assets, it was X on the petition date. It’s that same X today, and it will be the same X if you dismiss. And the assets won’t change, only — the only issue here is whether one shareholder group gets more than another. It has nothing to do with asset preservation, and that’s a — that’s the binding authority in terms of purpose of bankruptcy law. One of them is asset preservation.

Your Honor, on the equitable subordination claim — and I said this — it — you know, in these other hearings -

THE COURT: Is this something new because I — I’m — I’ve about reached my limit -

MR. SCHNABEL: Okay.

THE COURT: — on equitable subordination arguments.

MR. SCHNABEL: I’ll -

THE COURT: I understand the argument -

MR. SCHNABEL: I’ll skip that one, Your Honor.

THE COURT: — which is we can’t — we can’t do it in this court. It violates Cayman law and a variety of other things.

MR. SCHNABEL: Understood.

THE COURT: Unless you got something new -

MR. SCHNABEL: Let me just — my last -

THE COURT: — move onto the next argument.

MR. SCHNABEL: I’ll move my last two rebuttal points, Your Honor.

First of all, it talked about, you know, the shareholders here, the ones who — who have joined the committee and are on the committee bought into a Cayman Island company.

THE COURT: I understand that point. We’ve made

MR. SCHNABEL: It got X rights -

THE COURT: — you’ve made that point, determine their rights under Cayman Island’s law.

MR. SCHNABEL: No. But — but -

THE COURT: What else?

MR. SCHNABEL: But the benefit for the bargain they got was X rights and there’s no reason they should be enhanced here.

THE COURT: Okay.

MR. SCHNABEL: That’s a retort to that — that they want to stay here for better rights.

THE COURT: I understand that.

MR. SCHNABEL: And, Your Honor, the issue that

Chinadotcom is acting in, you know, contravention of its seventy-five percent or seventy-four percent shareholder, I mean, I — I have two responses to that.

First of all, we have a board that manages the company for the benefit of all shareholders. So it doesn’t necessarily mean just because a big shareholder wants you to do something and smaller shareholders don’t, that you have to follow what the big shareholder does.

THE COURT: Right. Well, we’ve have -

MR. SCHNABEL: In fact -

THE COURT: — precedent in this case where you don’t have to follow — or the board doesn’t have to follow what the major shareholder did — wants or what the minority shareholders want. But go ahead. That was CDC software, a different -

MR. SCHNABEL: Well, that — and that’s a very -
THE COURT: That’s not you.

MR. SCHNABEL: I know. And, Your Honor, that is very different because, you know, I mean, the debtor had a ninety-nine percent voting interest in the company and that’s not the case with Chinadotcom.

THE COURT: Okay.

MR. SCHNABEL: But, I mean, let’s take it -

THE COURT: Go ahead.

MR. SCHNABEL: — let’s take it a step back, too, which is here the big shareholder is APOL and Nicola Chu, and the small shareholders are the committee and its friends. So -

THE COURT: Right.

MR. SCHNABEL: — the same argument they’re making that I’m not — you know, my client is not obeying the wishes of the majority shareholder, well, who is controlling the debtor, the CRO and three members of the committee.

THE COURT: They’re not — the committee’s not controlling the debtor.

MR. SCHNABEL: Well, who — who is — who is the joint plan proponent, who is the major party litigating against the motion to dismiss?

THE COURT: It’s the equity committee.

MR. SCHNABEL: It’s the equity committee and the CRO, and they’re acting in contravention of their majority shareholder. So to say that we have to listen to — you know, the two — you know, the two of them -

THE COURT: CRO has some other responsibilities -
MR. SCHNABEL: No. I — Your Honor, I under -

THE COURT: — to act in the best interest of the estate and to — and to move this case along. But, go ahead.

MR. SCHNABEL: And, Your Honor, we submit that moving it along would be dismissal.

And I just want to hit one more time on the Melp decision because it is on point with this. It’s not a voluntary dismissal. It’s a dismissal where the creditor objected. It’s a case where the Court appointed an examiner and then appointed a trustee.

THE COURT: I understand. I’m sorry. I under -I’ve heard that case. I understand it. I understand the facts. I understand the holding. I understand your argument.

MR. SCHNABEL: And, Your Honor, unless you have more questions, I’m done.

THE COURT: I don’t. Thank you.

Mr. Williamson.

MR. WILLIAMSON: One — just one point, Your Honor. I promise I won’t repeat anything.

I just wanted to correct what I feel like was kind of unfair argument raised by counsel for the CRO when he was — he had told the Court about the fact that they work through Mr. Yip to contact Mr. Wang, one of the board members of the debtor when we were trying to get approval for the deal that had been struck, I believe.

Your Honor, that was — I do feel like that was a bit unfair. We — they came to us and through me, I believe, asked me — they were having difficulties. I believe Mr. Wang travels a good bit between Shanghai and

Page 95 other places in China and Hong Kong. Not surprisingly, Mr. Yip, who was the founder, CEO, entrepreneur that built the company up over the years served with the other board members, has relationship with not just Mr. Wang, but other board members, and was able to — he was over there. Mr. Yip was in Hong Kong and was much — it was much easier for him to get in touch and run Mr. Wang down. And we did that really as just kind of a favor to try to make the process go.

So to try to impute that as some kind of — of bad

THE COURT: You know, Mr. Williamson, I’m not sure that helps your cause.

MR. WILLIAMSON: I don’t — I don’t know that either.

THE COURT: And here’s the reason, because what you just said is that Mr. Wang declined to respond — oh, wait. You — he — he had — Mr. Yip had to get involved because Mr. Wang was too busy to return calls from counsel.

MR. WILLIAMSON: My — no, Your Honor. That — I don’t know what efforts they made to reach him. My point is Mr. Yip was working to further the process on that and, likewise -

THE COURT: Admirable, but the question is Mr. Wang — the point of the story is Mr. Wang responds to Mr.

Yip -

MR. WILLIAMSON: Mr. -

THE COURT: — and you’ve just confirmed that.

MR. WILLIAMSON: Mr. Wang was reachable by Mr. Yip. Absolutely.

THE COURT: But not by counsel for the company. What does that tell us?

MR. WILLIAMSON: Well, I don’t know — well, that tells us that counsel for the company doesn’t have a pipeline to somebody who is over in China and that tells us we have a -

THE COURT: You’re not helping your — you’re not helping the point -

MR. WILLIAMSON: I think I am. I think -

THE COURT: — because the point is that Mr. Wang is a pipeline for Mr. Yip.

MR. WILLIAMSON: But it shows that we have a corporation that really has no business in the United States in bankruptcy.

THE COURT: Well -

MR. WILLIAMSON: It’s a foreign — it’s -
THE COURT: — then maybe it shouldn’t be listed

MR. WILLIAMSON: — headquartered in Hong Kong. THE COURT: — in the United States.

MR. WILLIAMSON: It’s in -

THE COURT: Maybe it shouldn’t have been a public company in the United States. But it is, and maybe it shouldn’t have filed a bankruptcy in the Northern District of Georgia. But it did.

Go ahead with something new.

MR. WILLIAMSON: And, likewise — likewise, during that same period of time, I think the evidence would show that Mr. Yip, at the request of committee counsel, hosted Mr. Decker, the committee’s investment banker during a time when the process was going along for a sale, when the committee was also looking at alternatives and spent a lot of time setting up meetings, introducing Mr. Decker to possible financing or investment sources over there. So I want to somewhat dispel the motion that Mr. Yip has been working contrary to what the CRO has been doing -

THE COURT: The issue is not -
MR. WILLIAMSON: — in the case.

THE COURT: — whether he’s working contrary. The issue is whether he’s controlling other things -

MR. WILLIAMSON: Well -

THE COURT: — and who is really — who is the real party in interest that’s taking various positions in this court. That’s the — that’s the bottom line. I think you have referred to it as smoke.

MR. WILLIAMSON: It — in -

THE COURT: And you — and you -
MR. WILLIAMSON: — in some sense it is.

THE COURT: And you and your — and you, properly so, advocate positions of these various clients, of your clients. Others advocate the positions of their clients. And — and I — I have occasionally, perhaps more often than — than you all would want me to do, I have indicated that I have questions about why parties are taking positions that they’re taking which appear to be adverse to their interests.

And I -

MR. WILLIAMSON: Well, my -

THE COURT: — and, quite frankly, the inference is they’re doing that because Mr. Yip has asked them to do that and he’s wanting them to do it.

MR. WILLIAMSON: Your Honor -

THE COURT: So that’s the inference I draw.

MR. WILLIAMSON: — I don’t know what — I don’t know — I can’t speak for other clients. My client is -and my clients are standing before this Court in — I will tell you with absolute certainty. They are taking positions consistent with their interest.

THE COURT: No question about that. And — and so MR. WILLIAMSON: And there are -

THE COURT: — are Chinadotcom -

MR. WILLIAMSON: And there is certainly nothing -
THE COURT: So — and so did CDC software.

MR. WILLIAMSON: — that — well, I don’t — I can’t speak to that. I don’t — and if the inference is that CDC software was taking a position at the behest of my client, I think that certainly we haven’t had any evidentiary hearing -

THE COURT: We haven’t.

MR. WILLIAMSON: — on that.

THE COURT: We have not.

MR. WILLIAMSON: And if we get to that point, if the CRO and they raise a lot of that in their response use that as a — if that’s what they’re hanging their hat on as a basis for some type of an equitable subordination action

THE COURT: That’s for another day. That’s not what we’re -

MR. WILLIAMSON: That’s for another day.

THE COURT: — here about today. I have tried to make it -

MR. WILLIAMSON: That was the only -

THE COURT: I have tried to make it clear that we are not here today about equitable subordination.

MR. WILLIAMSON: But that — but that’s the only point I wanted to address. I don’t want to rehash all the other arguments.

THE COURT: Okay. Thank you.

MR. WILLIAMSON: Thank you.

THE COURT: Anyone else in rebuttal?

(No verbal response) THE COURT: All right. Let’s take about a five-minute break and then I’ll -MR. SCHNABEL: Your Honor, just a housekeeping matter.

THE COURT: Yes, sir.

MR. SCHNABEL: I was just wondering — for the record, again, Eric Schnabel on behalf of Chinadotcom -whether we should move all the documents in the record that we listed initially into evidence?

THE COURT: I’m going to consider all of that.

MR. SCHNABEL: Okay. Thank you.

THE COURT: Unless there’s objection to it?

THE CLERK: Aren’t they already -

THE COURT: They’re part of the record.

MR. SCHNABEL: Yeah.

MR. WILLIAMSON: No objection.

THE COURT: This is — this is — there aren’t really -Page 101

MR. SCHNABEL: Your Honor, they are what they are.

THE COURT: They are what they are. You all have made your arguments. Some of it is not exactly factual based, some of it is, and it’s — it may be difficult for a reviewing court that is actually used to having witnesses testify from the stand, sometimes figure out how we do things in bankruptcy and how we reach factual determinations, but this is a question — this is a mixed question of fact and law.

Mr. Cifelli had asked to reserve an issue on what’s in the best interest of the estate. Of course, I think it’s appropriate. I have to — I don’t know that we — I’ll address that further when we come back. But other than that, the facts — the facts are and the evidence is what it is so to speak and having two weeks of testimony about all this is not going to advance this argument one way or the other, I don’t think.

So let’s take about a — a ten-minute break and then I’ll make a decision on this and then we’ll discuss -you all can discuss during this ten-minute break what you want to do about — how much time you want for lunch and that type of thing.

Okay.

MR. SCHNABEL: Thank you, Your Honor.

(Recess) Page 102

THE COURT: All right. This will be the Court’s findings of fact and conclusions of law pursuant to Federal Rule of Civil Procedure 52A applicable under Rules 7052 and 9014 of the Federal Rules of Bankruptcy Procedure.

With regard to the motion of Chinadotcom to dismiss this Chapter 11 bankruptcy case joined in by Asia Pacific Online Limited and Ms. Chu, one of Mr. Williamson’s clients.

The Court will deny the motion for these reasons:

First of all let me make sure that there’s a full explacation of the jurisdictional arguments that are being made. This is a Chapter 11 bankruptcy case and it’s important to understand the difference between a case and a proceeding. A case is the thing, the judicial matter that is commenced by the filing of a petition seeking relief under one of the chapters of the Bankruptcy Code: 7, 9, 11, 12, 13 or 15 and that is the case.

A proceeding in contrast is a part of a case and it’s either a contested matter or it’s an adversary proceeding, it can also be an application. A proceeding is generally most analogous to a lawsuit in a Federal District Court of a State Court for that matter. And what lawyers who do Federal practice litigation or other trial lawyers will talk about having a case, it’s initiated by the filing of a complaint.

In the bankruptcy court, context proceeding also involves contested matters which are initiated by the filing of a motion, which is unlike a motion in a Federal law suit, a motion can be a motion for some type of specific relief that is not procedural in nature or dispositive in nature with regard to the lawsuit.

And so, for example here, this is a motion to dismiss and it is a contested matter, it’s a proceeding in this Chapter 11 case, but I say all of that because it may be helpful in understanding what Title 28 is talking about when it makes a distinction between jurisdiction of cases and jurisdiction of proceedings and also one section –- 157 of Title 28.

So, where do we start? We state with 28 U.S.C. Section 1334(a) and it says, “The district courts shall have original and exclusive jurisdiction of all cases under Title 11.” And it is the case that Chinadotcom wants to have dismissed. There is no proceeding involving an equitable subordination claim or a breach of fiduciary duty claim or anything else that implicates Cayman Islands law that is before this court today.

The only –- as far as jurisdiction goes. And so, this Court has original and exclusive jurisdiction of all cases under Title 11. This is a case and that simply means that the District Court for the Northern District of Georgia

Page 104 is –- and the District Courts generally are the only place that you can file a bankruptcy case. You can’t file a bankruptcy case in the Superior Court of Fulton County and you can’t file a bankruptcy case in the courts in the Cayman Islands. You might be able to file for some sort of other relief in the Cayman Islands Court but you couldn’t file a Chapter -– you couldn’t file a bankruptcy case there.

Now, as noted, that vests the jurisdiction over the case in the District Court. Section 157(a) of Title 28 then provides, “that each District Court may provide that any or all cases under Title 11 and certain proceedings” -we’ll come back to that — “shall be referred to the bankruptcy judges for the District.” And the District Court for the Northern District of Georgia, like every other District Court in the country, has entered an order, here it’s a local rule, which provides for all cases to be referred to the bankruptcy judges.

And so, therefore, that’s why I’m here handling this matter because we have a local rule in this district that referred this case to me. And this motion is -– this motion to dismiss going further under Section 157(b) is a core proceeding because it concerns the administration of the case, of the estate under 157(b)(2), maybe there’s something else, too.

So, anyway, obviously, whether or not the case

Page 105 should even be here relates directly to the administration of the estate and is a core proceeding.

So the argument, at least in the briefs, is that because the court doesn’t have any authority to do anything about equitably subordinating claims or otherwise get involved in the dispute between two groups of shareholders, that this court lacks jurisdiction.

And as I’ve said, it’s not whether this court has jurisdiction, it’s whether the District Court has jurisdiction. And the argument is that under Stern v Marshall because all of that is –- because it’s a non-core proceeding or because it can only be handled in the Cayman Islands or some variation of those arguments, that this court does not have jurisdiction and the Supreme Court’s decision in Stern v Marshall supports that.

And I go through all of this because I want it to be absolutely crystal clear of my decision and Stern v Marshall has nothing to do with this. Nothing. This is not a jurisdictional issue of this bankruptcy court.

Maybe I can’t hear any of this because it involves Cayman Islands law, but if I can’t hear it, the District Court can and there can be no question about the District Court’s jurisdiction over this Chapter 11 case.

Now that brings us to the question of whether there is cause. And the cause is not specified in 1111(b)(12) –- I mean 1112. But the cause here is that there’s no bankruptcy purpose for this matter to proceed because for this case to proceed –- for the Chapter 11 process to proceed because one, this court can’t deal with equitable subordination claims because all of that is Cayman Islands law problem and that’s –- whether this court, this Judge, this Bankruptcy Judge can deal with that is a Stern v Marshall question. Whether the District Court has jurisdiction over that is not a Stern v Marshall problem. That’s a question of whether it relates to or arises in or under –- arises in the Title 11 case or arises under Title 11 or relates to the case and that is whether it’s core or non-core, that’s the jurisdictional issue for the District Court.

But the argument is that because the creditors have been paid and this is a two-party dispute, it’s not really a two-party dispute it’s more like a two group dispute, that there’s no bankruptcy purpose here and that there’s no bankruptcy purpose for –- because enhancement of the state value is no longer a concern. Preserving estate value, value of the assets of the estate is no longer a problem.

And the briefs talk about -– in fact, the motion, Page 1 says that this bankruptcy case has reached these limits, talking about the limits of Bankruptcy Court jurisdiction or proceedings and then it says, “and continuing these proceedings further would cross the borderline into perversion.”

And I want to talk about perversion for just a moment. This case seemed to me and for –- and this motion to some extent confirms it, we have tails wagging dogs.

This case began because of a problem that this debtor faced from a judgment creditor in litigation in which Mr. Yip, according to the trail court in New York, the Supreme Court, because of –- which involved, I won’t say he caused it, but which involved significant misconduct on the part of Mr. Yip.

That led to internal investigations which resulted in determinations at various levels that Mr. Yip should no longer be involved in the company and he took medical leave, but in –- I can’t say that this has ever been definitively determined and I’m not purporting to definitively determine it today. But there has been a consistent concern, I’ll put it that way, from creditors, from shareholders, both of the debtor and of CDC Software that Mr. Yip continued to be involved in the operation of the company even though he said he was no longer going to be on the board because of this medical leave business.

And so that –- we have had dysfunctional management and a number of people have –- throughout this case and I have to look at this motion on the grounds of record of the entire case. I can’t separate it out.

And there has been a continuing concern about the dysfunctional management in this case. We a parent –- the past history of the parent debtor getting into an argument with its 98 percent controlled subsidiary about how to proceed with the plan process and the disposition of that asset.

Again, I can’t think of any reason that CDC Software had for taking the positions it took other than those were the positions that Mr. Yip wanted it to take. There was no corporate reason for that company to take those positions, that I could see.

And, similarly, I hear the arguments that Chinadotcom really needs for the stand -– for its interests really needs to know who its shareholder is going to be and it needs to get out of the shadow of bankruptcy and I understand both of those arguments, both of those are legitimate corporate purposes. But getting into the argument of how this debtor gets -– how the assets of this debtor get allocated between the groups of shareholders an, indeed, what happens –- how CDC Corporation disposes of its seventy-five of whatever percent interest in Chinadotcom, it would seem to me that the fastest way for Chinadotcom to get a parent out of bankruptcy would be to get its stock

Page 109 sold, which is what, as I understand it, this plan that the CORs/debtor and equity committee’s plan is proposing to work through getting –- selling out, monetizing the interest of the assets.

So, why Chinadotcom thinks it’s in its best interest to pursue its motion to dismiss this case escapes me.

But in any event, the argument is that there is no valid bankruptcy purpose because this is just a dispute between shareholders and the creditors have been paid and that only purpose by implication of bankruptcy is to adjust the debtor/creditor relationship. I do not think that’s the law.

When this case was filed as indicated, this case had a problem with a creditor. It was facing an enforcement of a judgment. It had a management problem, it was in the process and eventually was delisted and it led to the –- and shortly after the filing motions were filed by the judgment creditor and by the United States Trustee for the appointment of a trustee in the case. At which some of these issues were addressed as far as Mr. Yip’s participation and involvement in the company.

The difficulties that the company faced at the time of filing, a fair inference from the evidence at the time and again, from the entire record in this case is,

Page 110 those problems were precipitated or caused or at least not addressed and solved by prior management, which was largely under the –- which was under the control of Mr. Yip.

And so the company comes in, it has a problem that prior management created, parties in interest in the case think that the existing management, in the form of the board of directors, is not capable of handling that problem and that there is continuing interference by Mr. Yip despite the fact that he’s –- he’s not supposed to be -– he’s supposed to be on medical leave.

And the resolution of that, for whatever reason, instead of having a trustee appointed or an examiner appointed, was to essentially put a chief restructuring officer in charge of the company with all the authority of the board of directors and the board of directors agreed to that and that’s the way this case went.

And the expectation at that point is, we have a functional equivalent of a trustee and that trustee is responsible for taking over the task of reorganizing this company and bringing it out of bankruptcy one way or another.

And as a result of all of that, in my judgment, all of the shareholders acquired a legitimate expectation and interest in having a bankruptcy administration of this case and a bankruptcy administration of the assets of this

Page 111 estate and a sorting out through the Chapter 11 process or Chapter 7 process, but a sorting out of the affairs of this company and whether that would lead to a reorganization and continued business operations, continued investments as a holding company or whether that would result in a monetization of the company’s assets, ie a liquidation, a sale of all of the stock interests was not determined at the time the CRO came in, but I think it was an expectation and a legitimate expectation that this company came into Chapter 11 and the Chapter 11 process has been invoked by management, which is the only -– absent a creditor doing it, the shareholders can’t file a bankruptcy case, but management did.

And once that happened, everybody has a right to expect that this case is going to be handled in accordance with the bankruptcy law.

The fact that the creditors can get paid early, thereby reducing the interest draw and thereby simplifying the case does not mean that the case goes away and it does not mean that a bankruptcy purpose does not continue to exist.

Chapter 11 it is true it is primarily designed to protect –- actually, it’s not designed, in my judgment, when it’s a corporation, the corporation is the debtor, it’s somewhat of a misnomer to talk about how Chapter 11 protects the debtor because it’s not the debtor that has the real economic interests in the case, it’s the creditors and it’s the shareholders and it’s management.

And so the filing of a Chapter 11 case calls a halt to collection activity and in that sense it protects the business enterprise from dismemberment by creditor enforcement activity and that, in part, is what happened here. In that sense it protects some creditors from others and it protects shareholders, if there’s enough to pay creditors, typically, which doesn’t happen often. But it protects creditors or it protects shareholders from having to suffer through a loss of equity value through distressed sales or a forced liquidation.

But once that Chapter 11 process happens it brings all of the reorganization and recapitulation and concepts and provisions of Chapter 11 into play. And, again, it provides a mechanism for the parties and interests in the case to participate in and through voting, ultimately, control or have a say in the way that the company gets reorganized.

The participation of equity in that process, in my judgment, is confirmed by the fact that Congress provided, specifically, for the appointment of equity committees in Section 1102. 1102(a)(1) provides that United States Trustee may appoint committees of creditors of equity

Page 113 security holders as United States Trustee deems appropriate.

If Congress thought that creditors ought not –- or that shareholders once the creditors are paid, doesn’t matter then I don’t know that they wouldn’t have necessarily have provided for equity committees to exist.

And then equity –- an equity committee like other committees under 1103(c) committee appointed under 1102 may consult with the trustee or debtor in possession concerning the administration of the case; investigate the acts, conducts, assets, liabilities and financial condition of the debtor; operation of the debtor’s business desirability of the continuance of the business, any other matter relevant to the case or to the formulation of the plan; three, participate in the formulation of a plan, advise those represented by the committee of such committees determination as to any plan formulated.

So, clearly, there is a role for continued equity participation even if the interests of creditors are no longer in existence because they’ve been paid. And the reason that they got paid in this case was that there was no bankruptcy purpose to not pay them and there’s no bankruptcy affect that arises because now have been paid, that does not –- that simply does not detract from the availability of the exercise of bankruptcy rights and remedies to the extent they exist by shareholders.

Now, the other ground is and I suppose it has to be both is that there’s no need for bankruptcy anymore in order to preserve the value of these assets. And this entire case indicates the opposite of that. This entire case indicates that left to devices of current management and presumably if the CRO goes away, the previous management –- let me start over.

Presumably if the CRO goes away then previous management will come back into play and take over this company again. Whether that includes Mr. Yip or not, directly, who knows. But the clear message from what has happened in this case before the petition is filed is that, that existing –- the previous management is what got us into this problem to begin with. And so it would seem to me that there would be a significant risk of significant loss of equity value if the assets of this debtor were returned to the control of previous management. And who knows what would happen to the $170 million.

So, coming back, the perversion in this case would be to dismiss it. The perversion in this case would be to return this debtor to its previous management. And to eliminate the ability of all shareholders and that includes Mr. Yip, if he ever decides that he wants to participate directly in this case instead of through proxies. Again, I’m not making that determination, but Mr. Williamson mentioned smoke and that smoke is there.

But for all shareholders to participate work through the Chapter 11 process that exists, much on that score, as far as Cayman Islands goes, it may be that Cayman Islands law controls what claims can be brought against directors, what claims can be brought against shareholders, whether equitable subordination is permissible any of that could well be. I’m not making that determination today, that’s not for today.

But if a company is going to come and operate in the United States of America and be listed on stock exchanges in the United States of America and it’s going to file a Chapter 11 bankruptcy case in the United States of America then it is –- it and its constituencies are going to have to play by the rules of Title 11 of the United States Code and those rules are going to control.

And those rules, conveniently, because United States law has a very strong, and particularly bankruptcy law has a very strong, component of due process.

And that means if there’s an argument and if it’s the law that Federal Bankruptcy law cannot alter the rights of shareholders under Cayman Islands law, because that’s not permissible, this court is going to respect that, if that’s the law. It may be a decision for the District Court, but I’ll speak for the District Court and I’ll speak for me,

Page 116 we’ll make –- whoever has to make that decision if we have to, we’ll make that on –- we’ll make our best call on that and if we’re wrong, that’s why we have the court of appeals in the Supreme Court.

It may be that it’s not appropriate to hear this type of action here because it does involve Cayman Islands law and it may be that that’s the best place to hear the proceeding involving the equitable subordination of shares or a claim for breach of fiduciary duty or the other types of things that are being raised. But that’s not what’s here today. What’s here today is, shall this case proceed through the plan process so that through the plan process fundamental issues regarding the estate can be determined? And those issues include, how should the remaining assets of the estate be dealt with? What claims might exist and what claims should be brought? And whether there is or are grounds for equitable subordination?

All of those are proper plan issues. All of those are part of the bankruptcy process. And all of those are proper bankruptcy purposes for this case to proceed.

Mr. Cifelli, I think, had the -– properly summarized what this is about and what this is about is that there is unfinished business and what needs to happen here is, the cleaning up. We have to finish the job of cleaning up the mess. And Chapter 11 is about cleaning up the mess.

Page 117 And there was a mess when this case came in and Chapter 11 exists to clean up that mess in accordance with its processes and that’s the bankruptcy purpose for this to continue.

So, I find that there is no cause. If there were cause I would conclude that I can’t imagine that Congress expects the bankruptcy judges to just completely ignore what’s in the best interest of the parties in deciding whether or not dismissal is mandatory.

And I understand the argument, I understand the statutory argument, fortunately, I don’t have to deal with directly with that issue here. But it just does not seem to me to make any sense that the court has to dismiss or convert a Chapter 11 case and that’s the only options that are available or appoint a trustee when there is some cause for all of that to happen but it is clear that it is in the best interest of the estate that it not happen.

And so, I would rule that way if I had to as an alternative and I would rule –- I don’t need to hear any evidence about what’s in the best interest of this estate for all the reasons I’ve already talked about, it is clear beyond any reasonable dispute that it is not in the best interest of this estate to return its management to previous management. I have no doubt about that.

And then, quite frankly, if –- as a further alternative, if cause exists and if I can’t consider the best interest of creditors in determining whether I have to do something, what I would determine would be either –- I would not dismiss the case. I would either convert it to Chapter 7 or appoint a trustee, for all the reasons previously given, because it is –- it is not in the best interest of this estate to have management of the assets by –- and conclusion of the bankruptcy process by any person other than a chief reorganization officer, whose integrity, competence and everything else has not been questioned and, in fact, somebody said –- maybe it was even Mr. Schnable that said that Mr. Watson had done a good job. I don’t remember who it was, somebody said he did a good job.

So, I think bottom line is 1111 –- in 1112(b) has to be construed with some degree of common sense. And construing it with my common sense in the context of all the facts of this case, there is no cause to dismiss the case. If there is cause, it’s not in the best interest of the estate to have it dismissed and if that test isn’t applicable I’d convert the case or appoint a trustee and I don’t think anybody really wants that to happen. So, that’s where we are.

I should point out that in the sense of bankruptcy purposes that Chapter 11 has its roots in Federal equity receiverships, as the old Chapter X and XI under the

Page 119 Bankruptcy Act and then those two chapters plus Chapter XII morphed into Chapter 11. And that’s where –- from that concept the idea of the court –- the bankruptcy court as a court of equity has emerged. The contours of that are murky, Section 105A is murky. A lot of disputes about what it does and does not authorize.

I suspect, we haven’t gotten into it, but I suspect that the contours of 510C are likewise murky and with the extent to which 510C provides an independent Federal remedy of principle of equitable subordination may be an issue and whether that can trump Cayman Islands law, both of those are issues for another day.

But the point is, that the notion of a Federal equity receivership is giving the equity receivership court the authority to deal with the recapitalization and the reorganization of a company, carries over and provides additional reasoning to support the conclusion that there are bankruptcy purposes, numerous bankruptcy purposes, that exist and that, indeed, require that this case move forward in Chapter 11.

All right. So, that concludes the court’s findings of fact and conclusions of law with regard to the motion to dismiss. Mr. Cifelli, I’ll ask you to prepare an appropriate short order that just dismisses it based on the court’s findings of fact and conclusions of law announced at the hearing.

MR. CIFELLI: Yes, Judge.

THE COURT: And let Mr. Schnable and Mr. Williamson, Mr. Kelly take a look at it and Mr. Geiger (ph) if he wants to take a look at it.

Okay. So –- yes, sir?

MR. SCHABLE: Your Honor, could I be heard for a second?

THE COURT: Sure.

MR. SCHNABEL: I would just ask –- and Your Honor, thank you for a prompt ruling on this matter and for the thought that you put into it and reading all the papers on such short time.

I did want to just ask and move pursuant to 9013 for an oral motion for a stay pending appeal pursuant to 8005 and whether Your Honor would consider that and rule on that right now?

THE COURT: I’ll consider that and I’ll rule on it right now and it’s denied.

MR. SCHNABEL: Thank you, Your Honor.

THE COURT: I can’t dismiss –

MR. SCHABLE: No, I –

THE COURT: What am I going to do, not conduct any proceedings in this case while we get it appealed?

MR. SCHABLE: I understand, Your Honor.

THE COURT: That’s the reason. So, let me –- I appreciate your concern, so I’ll respond with it this way, we don’t need an evidentiary hearing on it, the District Court can proceed with it.

This case has been pending for –- since –- when was it filed?

UNIDENTIFIED MALE: October 4th, 2011.

THE COURT: October 4th, 2011 and actually in the overall scheme of things, that’s not too bad. But it’s been since October of 2011. We have $170 million in an IOLTA account, that is great for the State Bar of Georgia, that does not do much for the shareholders of this company and I am not going to slow down this case while we appeal what I consider, with all due respect, to be a mostly frivolous motion.

Because I think there could be no question about the fact that there is no cause to dismiss this case, so your likelihood of prevailing on the merits are somewhere between slim and none. There can be no harm to your client. There might be harm to Mr. Yip and the others whose shares are being equitably subordinated, because that’s the –apparently, that’s the real dispute here. And/or whether to liquidate these assets or put them back in the control of the management who got them here.

So, your client which has no real stake in this as far as I can see, won’t be hurt. On the other hand, I mentioned earlier, the interests of the debtor are irrelevant because it’s not the interests of the debtor that are at stake and it’s not the interests of the CRO, it’s the interests of the equity committee and the equity shareholders. And those people are entitled to have this case moved forward so that they can get their $170 million and sell the other assets. If that’s the plan that gets confirmed or so that they can vote on Chinadotcom’s plan, which I haven’t really read all of these things, I haven’t read much of any of them, but Chinadotcom has a different view of how it ought to be resolved, fine, get it out, we’ll vote, they’ll vote and we’ll make a decision on what should happen with the company.

And so it is in their interests that that proceed and I can’t say that it would be irreparable for them to wait, but clearly they would suffer harm. And finally, the public interest requires that this case proceed into Chapter 11, particularly in today’s climate with all the concern about various things that are happening on Wall Street and machinations and litigation in the Cayman Islands and information not being provided and all that other kind of stuff, that’s not in the public interest.

What’s in the public interest in this case is that the bankruptcy process work, that there be transparency and

Page 123 the creditors be able to pursue and exercise their rights and remedies under the bankruptcy code.

So, for all those reasons I deny the motion for a stay and it would be fruitless to have an evidentiary hearing on it.

I think that solves your problem for, you’ve been able to ask the District Court for a stay.

MR. SCHNABEL: Thank you, Your Honor.

THE COURT: And that’s my intent. So, if you want, you can prepare an order on that. Let Mr. Cifelli take a look at it, I’ll sign that right after I sign the order denying the motion.

Okay. So, now it’s 1:15, the lunch room downstairs closes at two. Do you all want to take a break? And if so, how long do you want to take a break? How long?

MR. CIFELLI: 2:30.

THE COURT: 2:30. Does that suit everybody? Okay. We’ll take a break and we’ll come back in -– Mr. Cifelli, I guess I’ll look to you to see what –- which of these other matters –- and the parties -– I’ll let you be the master of ceremonies, if you’ll ask the other parties what they think we should take up next and –- Okay. Thank you all.

MR. CIFELLI: Your Honor, can we make it two o’clock, actually? I’m sorry.

THE COURT: Two o’clock? Yeah, sure.

MR. CIFELLI: If that’s okay with you?

THE COURT: Two o’clock.

MR. CIFELLI: Thank you, Judge.

THE COURT: You all are excused.

MR. CIFELLI: Thank you, Your Honor.

(Recess taken at 1:15 p.m. until 2:05 p.m.)

THE CLERK: We’re back on the record in the CDC Corporation case.

MR. CIFELLI: Your Honor, you asked that I -– I guess, try to outline a manner of proceeding this afternoon. I’m referring to the court’s printed calendar and Item 4, disclosure statement filed by the debtor and Item 6, disclosure statement filed by Chinadotcom, Inc., those matters, I think, all interested parties would ask that those hearings be rescheduled, if possible, during the week of May 21.

We did try to preview that request with chambers a couple of days ago when the parties realized that, for any number of reasons, we were going to need some additional time. But I believe we can report that both parties have about finished very extensive revisions to their disclosures statements and plans, will probably be filing soon and we anticipate that we can actually get those matters heard and decided on the 21st.

THE COURT: Okay.

MR. CIFELLI: I don’t want to speak if Mr. Schnable has a different view.

THE COURT: Mr. Schnable?

MR. SCHNABEL: No, Your Honor, that’s correct. And I think the other –

THE CLERK: (indiscernible)

THE COURT: May 21 doesn’t work. The week of -

MR. CIFELLI: Your Honor, any time I believe works for all the professionals.

(Pause)

MR. CIFELLI: I think everyone is clear on that –that entire week Your Honor.

THE CLERK How much time? Is it going to be contested? I mean –

MR. ELLIS: Well, the procedures that we have objections are due the week before that hearing. We’re hopeful that it won’t be contested and we both have committed to working in good faith to resolve any objections and hopefully, you know, have an agreed upon solicitation package. But, if it’s contested we have that week before and, of course, if that’s the case we understood that it might have to be continued if the court didn’t have time. But we’d like to get the hearing date reserved and if it is contested, you know, if the court didn’t have time that week

Page 126 we would just have to, you know, hear the contested portion when we have time.

(Pause)

THE COURT: My problem is, Monday I have a mediation. Wednesday, you don’t want to be here, that’s the consumer day and it’s all day and Tuesday is a normal Tuesday calendar and there’s a pre-trial conference in the afternoon. And Thursday and Friday I have a trial scheduled. The 29th is available, I think.

(Pause)

THE COURT: We usually like to take the Tuesday after a holiday and reserve that, so there’s nothing scheduled for that date. So, we could do it then.

MR. ELLIS: Your Honor –

THE COURT: We could do it the 22nd, but –

MR. ELLIS: — could we just maybe suggest that if we don’t have any opposition we could –- you know, if the court would probably take a normal presentation of 15 minutes. I assume if we don’t have opposition, the 22nd, and if we do we can just have the evidentiary hearing and arguments on the 29th.

THE COURT: Okay. Well, why don’t you schedule it for the 22nd at 10:30. ****(Items 4&6) We’ll reschedule it for the 22nd at 10:30.

MR. CIFELLI: Did you say 10:30, Your Honor?

THE COURT: 10:30. And that won’t be evidentiary. And we’ll see where we are. Ms. Goss (ph), if you’ll just put on this calendar that we’ll try to keep this 29th open.

Okay. So, that was easy.

MR. CIFELLI: Your Honor, the next matter –

THE COURT: Oh, are –- excuse me, are you all going to have two disclosure statements? Or are you going to put them together?

MR. ELLIS: Your Honor, what we’re envisioning is to have a joint solicitation package where we agree on the ballots, what I call, an executive summary comparing the plans together. Then they would have their disclosure statement with their letter and plan. Our disclosure statement with our letters and plan and support.

THE COURT: Okay.

MR. ELLIS: But it will be one package that would go out for voting.

THE COURT: And you all will be able to agree on a ballot?

MR. ELLIS: We expect to.

THE COURT: I vote for –- I’m assuming the ballot would say I vote –

MR. CIFELLI: Well, they could vote for both plans.

THE COURT: — they could vote for both plans –

MR. ELLIS: Exactly.

THE COURT: — or they could vote to accept both plans.

MR. ELLIS: Right. And then there’s a preference.

THE COURT: And a preference.

MR. ELLIS: The rule requires that they prefer it, so we think we can work through those type of issues and work through the master ballots and the various steps required for a public company. We’re well on our way to thinking about that and, you know, exchanging documents -

THE COURT: Okay.

MR. ELLIS: — and that’s the objective.

THE COURT: Okay. Thank you.

MR. CIFELLI: Your Honor, the next matter in sequence on the calendar is the status conference on the debtor’s motion for approval of the manner of notice and procedures with respect to sales of non-debtor assets or shares of subsidiaries and finally the status conference on the emergency motion for preliminary injunction.

And in no particular order, jumps out at me as being appropriate.

THE COURT: Well, let’s do the sale first. Where are we on that? I have not really looked at that. Are the parties in agreement on the procedures or do we have a dispute about that?

MR. ELLIS: Well, I think we’re close, Your Honor, if not in agreement. We’ve agreed to –- since we don’t have anything in the works right now, to just exclude from the procedures anything with Gaines Division and subsidiaries under that umbrella, as well as any indirect interest in Menu, which is a -– again, a downstream interest that we have in the asset we refer to Menu. So, it’s left to what’s in Global Services.

And the issue we have there is that the back office, for most of these entities, was provided by software and we have transition services component under the software share purchase agreement, but that expires in fairly short order and the business has had enough of a symbiotic relationship that we think it’s pretty critical. Either we have to dispose of these businesses or shut it down.

So, what I’ve agreed to do is give them five days notice. All these items are small. I can represent to the court that we’re probably talking in a total range of less than 5 million for these various entities. Some which we may actually have to cause a bankruptcy filing for.

So, what we really want to make clear is one, that we have authority, if necessary, to institute insolvency proceedings with the corporate mechanisms if that, we determine, is necessary with business judgment and the independent directors. And two, we would file a detailed

Page 130 notice of the sale agreement with the attached agreement, a summary that would be similar to what you would have, you know, in a five page summary so you don’t have to slog through the 23 pages of this APA.

I’ve agreed to put in there a reason if we need expedited relief, if they object, what the basis for that is. And if it’s not and they object, it can be the normal 21 days notice.

THE COURT: Who would the notice go to?

MR. ELLIS: Well, I don’t think –- in this case, we’re just proposing, no one else has objected but Chinadotcom, but we’re going to give it, you know, to the committee and at this point, Chinadotcom and we really don’t think there’s anyone else who has an interest in it, that will need notice.

Because the only other choice and we don’t have in this case is to establish a notice of procedure for all the shareholders. Normally, you would give it creditors –- and if there’s somebody who wants it –

THE COURT: Let me back up. You have filed a motion and it seeks approval of sale procedures.

MR. ELLIS: Right. And really –

THE COURT: And has –- hold on a second. Has that motion –- this is a status conference. So, have we scheduled a hearing on that motion yet?

Page 131 MR. ELLIS: Yes. That did ask for expedited relief and that was scheduled for today. THE COURT: So, that’s what we’re here on today is to –
MR. ELLIS: Correct.

THE COURT: — is to determine how to proceed with that.

MR. ELLIS: — the procedures. And it’s still –

THE COURT: So, who needs notice of that motion, in your view?

MR. ELLIS: I think it’s only the –- you know, we’ve given notice to the committee and we’ve given notice to Chinadotcom, we’ve given notice to anyone who’s entered a notice of appearance in this case.

THE COURT: And that told them about this status conference?

MR. ELLIS: Correct.

THE COURT: But they don’t know about –- they don’t know that there’s going –- we don’t know what the procedure is going to be after this status conference.

MR. ELLIS: Well, I don’t think this is –- the court’s calling it a status conference, I thought it was a hearing on it, but –

THE COURT: I don’t know. What does the notice say?

MR. ELLIS: But –

THE COURT: I thought it was –- my –

MR. ELLIS: — in any event -–

THE COURT: — my docket says –- my copy of the printout says it’s a status conference, but is it something different?

MR. ELLIS: In any event, we can call it a status conference, but we can expand –- I don’t have any issues serving these notices on that limited group because it is all subject to objection, it just would shorten the objection period from 5 days to 21 is the procedure.

THE COURT: Okay.

MR. ELLIS: And right now, you know, unless we’re going to do procedures for noticing the shareholders, which is a separate issue for anything but the plan, we’ve got these remnant assets that we have to deal with that are approximately somewhat less than $5 million in value.

THE COURT: Okay. So, but –- all right. So, that now -– who has objected? Chinadotcom objects, we don’t know if these other people object because we haven’t had a specific time for objection yet, or have we?

MR. ELLIS: We haven’t had a time for objection to the procedure, Your Honor.

THE COURT: That’s the point.

MR. ELLIS: That’s absolutely correct.

Page 133 THE COURT: Let’s find out what this hearing is about.

MR. ELLIS: Some of these are time critical as we speak here, so depending on the court’s ruling, we might need to do another procedure to bring some of these before the court.

(pause)

THE COURT: Okay. The notice is at Docket Number 326, there’s a notice of a status and scheduling conference. Okay. So, we’re statusing, then scheduling.

So, there’s some people on the short list who have gotten notice. Are those shareholders or creditors?

MR. ELLIS: Well, they’re a combination of both, Your Honor.

THE COURT: Okay. How many people are on the short list?

MR. ELLIS: Right now there’s probably only on that list, 20. It’s a minimal number.

THE COURT: Twenty. Okay.

MR. ELLIS: I mean, it’s –

THE COURT: And so, Chinadotcom has an objection to some part –- you’ve worked some parts?

MR. ELLIS: I think we worked it out entirely.

THE COURT: Oh, you worked it out, all of it?

MR. ELLIS: I think so, because there’s a 5 day period realizing expedited sale procedure, but if someone objects then we’re going to still have to have a hearing to move forward.

THE COURT: What needs to happen in the next ten days?

MR. ELLIS: Well, it’s a moving target, so I just really want to reserve the right. I’d like to work with the parties we’re negotiating with and try to avoid having to come here on an emergency basis, to save a transaction.

The only thing that needs to happen today is that we have authority if we enter a business judgment, just to make it clear, to shut these businesses down and file for them, if we decide that that’s in the best interest of those entities.

THE COURT: Who are –- do they not have assets?

MR. ELLIS: No, they do have assets, Your Honor. And their own creditors.

THE COURT: So, why wouldn’t you just pay their creditors or do they not have –- are they insolvent?

MR. ELLIS: Well, they’re not our obligation.

I mean, I think we have -–

THE COURT: But they have their own assets.

MR. ELLIS: But they aren’t sufficient necessarily to pay their debts and all that.

THE COURT: Okay.

MR. ELLIS: And we have claims filed in this case, so if this is –

THE COURT: Are these going to be 11’s or 7’s?

MR. ELLIS: Maybe both depending on the value of the assets, but one in particular –- you know, there are some where they filed claims in this case and we haven’t gotten to the claims process. We think they’re claims against subsidiaries and they may not have -– be capable of getting paid in full. So, maybe those can be worked out, maybe it’s in the interest to just file a 7, maybe it’s in the interest to file an 11 for those entities.

But, I don’t think it would be responsible for us just to write a check because they filed a claim against us, corporate lies, we’re not responsible.

THE COURT: Well, these are creditors of those companies –

MR. ELLIS: Correct.

THE COURT: — that filed claims in this case.

MR. ELLIS: Correct. But that’s ultimately the issue we’re worried about and, of course, these are moving targets in the sense that these businesses are still operating.

THE COURT: Okay. So, what is it that you want me to do today?

MR. ELLIS: Well, I think today we’d want to just

Page 136 have an order that says, just to clarify what we’re asking for, that we have authority to initiate liquidation proceedings and/or liquidate those businesses, if we decide to do so.

THE COURT: Through a bankruptcy case? Or through sale of them?

MR. ELLIS: Or through just liquidating them. I mean, we can shut down a business –

THE COURT: Oh, shut them down and sell the assets.

MR. ELLIS: Correct. But the terms of the sale, if we’re going to do that, if we’re going to have a sale, that we’re going to notice out, so -–

THE COURT: Okay.

MR. ELLIS: And I just want to have the procedure that we can file this notice, but if the court wants more time, notice would say after 5 days. If there’s no objection, then we’re authorized to close that transaction.

THE COURT: Then you can do it.

MR. ELLIS: If not, we have a hearing.

THE COURT: And that notice would go to the short list?

MR. ELLIS: Everybody on the short list. If there’s any new shareholders, they can enter a notice of appearance and we’ll serve them.

THE COURT: Okay. Any objection to that procedure, from anybody who is here?

MR. SCHNABEL: Your Honor, I think the only thing –- there’s a status quo right now, that the –- you know, there’s stock and then there’s operations under that.

And, obviously, if these operations are unprofitable, you know, they’re not going to make payroll, they’ve got to be shut down or something has to be done. I don’t think anyone of sound mind would have an issue with that.

I think the only problem is the CRO’s making a decision and I think that decision would be an out of the ordinary course action and there should be some notice. So, if the debtor wants to limit notice and shorten notice so it can act more quickly, okay. Especially if we exclude Gaines, which is a much different and more valuable – potentially more valuable issue than Global Services.

My understanding is Global Services may have little or minimal value and has these operational liquidity issues.

So, my view is if they’re going to shut it down, put it into bankruptcy or sell it, any change of status quo, you know, let’s do a notice on a short list and it shouldn’t just be Chinadotcom just for process, it ought to be, you know –Page 138

THE COURT: They’ve agreed to that, I thought.

MR. SCHNABEL: I think they have, I just wanted to add the –

THE COURT: Right.

MR. SCHANBLE: — the insolvency aspect of it, because it wasn’t part of the motion so I’m not sure if they’re –- if that’s all part of the procedures, that’s fine. I just think if you’re going to change the status quo, it ought to be part of the notice and go to some short list of the interested parties in this case.

THE COURT: Okay. Which is –- tell me if wrong, but I think that’s what they’re proposing.

MR. SCHABLE: I –- the only issue is that I heard Mr. Ellis say that with respect to shutting it down or insolvency they just want the authority to do that and I’m not –

THE COURT: Is that –- that’s after notice, right?

MR. ELLIS: Right. I don’t think he’s misunderstanding. I mean, the last thing we asked for is authority to shut down and liquidate companies which are subject to proposed sale proceedings.

We do think it’s ordinary course –- I don’t know if 5 days will work. These things are dynamic, sending a notice to try to keep it open for five days, maybe I just want to recess and talk to the operational folks about how viable that is, because these are dynamic about having to continue to support a business and not be able to authorize a sale if it’s in crisis. I mean, if it can’t make payroll and saying I’m not authorized to file anywhere if fiduciary is in trouble –

THE COURT: See if you can sell the stock to Chinadotcom, then it could be their problem.

MR. ELLIS: They may want to make an offer against some of these other offers, of course, that’s using our money, but the thought has occurred to us that that might happen.

Which raises other interesting questions.

THE COURT: So, what do you -– what’s your solution? The issue is that we’re in a crisis situation, the company can’t make payroll, it needs to cease operations and it needs to cease operations now, what do they supposed to do, Mr. Schnable?

MR. SCHNABEL: Your Honor, the motion didn’t ask for that.

THE COURT: I understand, but now we have this problem –

MR. SCHNABEL: Now, we have this problem.

THE COURT: — so I’m asking you what do you want them to do?

MR. SCHNABEL: Okay. Well, when is payroll?

I

Page 140 mean, don’t you know when you have a liquidity problem? Or you just find out you can’t make payroll the day before?

THE COURT: I don’t know.

MR. ELLIS: Your Honor, I mean, he’s misstating –we called Mr. Schnable and I spoke to him specifically about the ones that are troubled and we’re going to, of course, communicate. But, to say that you want to agree to an order that ties our hands is a different issue.

And so, if the court doesn’t want to grant an order, we can just rely on the ordinary course, I think that’s fine. We’re asking for –- and our motion asks for an order.

THE COURT: I –- you restrained from my question, which Mr. Schnable still hasn’t answered and that is, what does he want you to do.

MR. SCHABLE: I just want to -

THE COURT: I think he’s saying you should know more ahead of time. Okay, they should, but they don’t. What do you want them to do? Do you want them to call you and say, is it okay? Do you want them to call everybody?

MR. SCHNABEL: No, Your Honor –

THE COURT: I mean, we’re talking about –- and maybe we should just not do an order and if there’s an emergency, file an emergency motion and we’ll have a fire drill about it.

MR. SCHNABEL: Your Honor, they don’t need my approval. They just need to comply with the code and if they have a basis to shorten notice, that’s fine. And if they want a shortened notice procedure to do things out of the ordinary course, that’s fine. And if it’s in the ordinary course they don’t have to give notice to anybody.

I don’t really know what they want, Judge, because the motion didn’t ask for that, so I don’t –

THE COURT: Who’s the board? Who are the board of directors of these companies?

MR. ELLIS: Your Honor, they vary. Some of them we may have to replace and we do have existing managers on some of these companies –

THE COURT: I mean, I understand the problem. The problem is if a fiduciary is going to take over the management of the subsidiaries one, you have a conflict of interest problem, possibly. And two, now you’re a fiduciary and you don’t want to be second guessed by somebody, so you want court blessing of the way that you handle your subsidiary. I understand that.

MR. ELLIS: And so what we asked for was authority to the extent a court order is needed, it may not be needed, to shut down or liquidate the Global Services Companies. Now, you know, if there’s additional provisions, you know, about –- I can try to communicate as reasonable in advance as practicable, we’re already doing that.

We can agree to it, but if the court declines it then we’ve just got to make our best estimate of what the law is and act accordingly.

THE COURT: Well, I thought there was general agreement to give 5 days notice of any proposed shut down –

MR. ELLIS: The shutdown is the issue, the sale is not.

THE COURT: — we can shut it down, just go out of business, we can try to sell it to somebody, we can file a bankruptcy case for it. Those are the options, right?

MR. ELLIS: Correct.

THE COURT: And if we can’t –- or we can liquidate the assets and pay the creditors out of the liquidation of each company?

MR. ELLIS: Right.

THE COURT: Okay. Those are the four options. Does it work if we just have 5 days -– you’re talking about 5 days notice?

MR. ELLIS: We’d ask for three, but I think we’re agreeable to five.

THE COURT: You’re agreeable to five.

MR. ELLIS: And certainly on the sales –

THE COURT: Business days?

MR. ELLIS: Yes.

THE COURT: ****(item 5) Five business days notice with regard to any of those things, to the people on the short list and I assume that’s Chinadotcom.

MR. ELLIS: Correct.

THE COURT: Okay. That’s what we’ll do to the extent that you think notice is required, if you want to put that in there. You think that –- to the extent that you think notice of a hearing is required or court approval is required or appropriate, that’s the notice you’ll give.

I’m not going to address whether it is or is not, because I don’t know the facts right now.

MR. ELLIS: Fair enough.

THE COURT: And then also, if for some reason, you need to move more quickly than that, file a motion.

MR. ELLIS: We’ll do that, Your Honor.

THE COURT: Does that work Mr. Schnable?

MR. SCHNABEL: Your Honor, that’s fine with us.

THE COURT: Okay. Now, what I want you to do is, that is a –- these other -– we’ve all agreed on it in here, but the people on the short list don’t know that we’re having this discussion.

So, draft up that order as a proposed order and give 10 days notice of that to everybody on the short list with an indication that if anybody has an objection to the entry of the order, they need to file the objection on -–

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Page 144 use a date certain so we don’t get into this mailing and all that kind of stuff. Can you get it out tomorrow?

MR. ELLIS: Well, it depends if other people are going to be reviewing it, I’m subject to those vagaries.

THE COURT: All right. Then let’s assume Monday, the 26th. So, assume we get it out the 26th, that would be –- no, wrong month, the 30th. So, ten days would be May –

th If there’s not any objections filed by May 10 , close of business, May 10th. If no objections are filed the court may enter an order –- or may enter the proposed order without further notice and without a hearing and if an objection is filed we’ll have a hearing on notice to the objecting party and the debtor.

MR. ELLIS: And the only thing I’ll want –

THE COURT: And anybody else can be checking the Docket –- I don’t mean to be exclude anybody –

UNIDENTIFIED MALE: Are these notices going to be filed ECF, I assume?

MR. ELLIS: Yes.

UNIDENTIFIED MALE: So, people that are registered ought to get immediate notice anyway when you file the notice of the proposed transaction. I just want to make sure that that was going to happen.

THE COURT: The notice of the proposed transaction should go to anybody who requests notice. Short list, which I assume is anybody –- and anybody who requests notice of these proposed transactions.

MR. ELLIS: We’ll do that Your Honor.

THE COURT: Okay.

MR. ELLIS: And I guess the only other thing given the delays is that we’ll make clear there is something that has to happen in the time during now and May 10th, is without prejudice of –

THE COURT: Oh yeah, sure. Anything happens in the meantime and you have to have a hearing, we try to be as responsive as we can.

Okay. So that leaves us with the, I guess, that leaves us with the preliminary injunction motion?

MR. CIFELLI: Yes, Your Honor.

THE COURT: I understand that an injunction has been issued, exparte?

MR. CIFELLI: Yes, Your Honor.

THE COURT: And Mr. Kelly was concerned that it might apply to him. And I haven’t read that injunction yet, so Mr. Williamson, let me ask you, do I need to be worried that it applies to me?

MR. WILLIAMSON: No, Your Honor.

THE COURT: Okay. Good.

MR. WILLIAMSON: But, I do have a copy. I can hand it up, if –THE COURT: Well, I don’t need to –

MR. WILLIAMSON: If I can approach?

THE COURT: — unless I need to read it. I just wanted to make sure that I hadn’t been enjoined from doing something. I didn’t want to get crossways with the Cayman Islands Court.

MR. CIFELLI: Your Honor, in that regard, we’re here on the status conference that the court scheduled to consider the status related to this complaint which we filed on the 18th.

As, Your Honor, now knows, sometime yesterday, perhaps afternoon or early evening, an exparte order enjoining seven parties –

THE COURT: Who was enjoined?

MR. CIFELLI: CDC Corporation, Mr. Watson and the five original members of the equity committee and they are They are –

THE COURT: Let’s just stop right there. Mr. Williamson, I’m a little concerned about somebody filing a lawsuit against members of the committee serving in this court and I’m a little concerned about filing of a lawsuit against the chief reorganization officer –- restructuring officer, not to mention the debtor, but they’re big boys. But the question is, does the Barton Doctrine that prohibits a lawsuit against officers of -– against, at least the trustee and probably the trustees lawyers rising out of official duties without leave of court. That doesn’t apply here?

MR. WILLIAMSON: Your Honor, our position is that the Barton doctrine doesn’t apply because Mr. Watson’s acting as an officer of the company under an employment agreement –

THE COURT: Okay.

MR. WILLIAMSON: — that was approved by the court, but he’s not a trustee or an examiner or a court appointed fiduciary to which the Barton Doctrine would apply.

He’s like the CEO, he’s now acting effectively as the CEO and everything else and just as the CEO of the company would be potentially subject to –

THE COURT: What about the committee members?

MR. WILLIAMSON: Committee members, they are – and it’s clear in the action, there was a declaratory action that was filed.

THE COURT: Uh-huh.

MR. WILLIAMSON: Seeking a -– merely seeking a declaration from the Grand Court in the Caymans that a couple of the proposed actions –

THE COURT: Merely a declaratory action?

MR. WILLIAMSON: It is not seeking –- it is not seeking any money damages or any other type of recovery.

THE COURT: Does it seek, oh I don’t know, an injunction?

MR. WILLIAMSON: It does not seek an injunction in the original action that was filed. This was just –

THE COURT: Oh, this is –

MR. WILLIAMSON: — filed yesterday after the CRO and the equity committee filed papers in this court seeking to enjoin APAL from proceeding with corporate governance, declaratory litigation in the Cayman Islands.

THE COURT: What does it –- does it –- does the injunction prevent them from seeking equitable subordination or proposing a plan that would do that?

MR. WILLIAMSON: It doesn’t.

THE COURT: It what?

MR. WILLIAMSON: It does not.

THE COURT: Okay.

MR. WILLIAMSON: My understanding of the injunction is it just –- it would just prevent them from proceeding with this proceeding seeking to enjoin us. It’s, essentially, an anti-injunction –

THE COURT: Oh, so you can seek an injunction there, but they can’t seek an injunction here?

MR. WILLIAMSON: Well, it’s a temporary order –

THE COURT: Oh, temporary, okay.

Page 149 MR. WILLIAMSON: — that has a return date of May 30th.

THE COURT: So, in the meantime, people who are serving as equity security committee members in this court can’t come to this court for relief? Is that what you’re saying?

MR. WILLIAMSON: Your Honor, this is –

THE COURT: Do I have that right? Just answer that question.

MR. WILLIAMSON: No, they’re not –- they’re not joined as equity security holders, they’re joined as members of the official committee –

THE COURT: Oh, they’re enjoined as members of the official committee appointed by this court and serving as officers therefore in this court and they can’t come to this court for relief against an injunction issued in another court, have I got that right or am I improperly getting unhappy?

MR. WILLIAMSON: Your Honor, I can hand it up to you and you can read it, it is what it is. The officer –

THE COURT: Maybe you should hand it up so I can read it, because I can tell you –- I’m not happy about this. I’m not happy about members who are serving as members of a committee in this court one, being sued somewhere else.

If they’ve done something wrong and there’s a

Page 150 reason for a lawsuit to be filed, fine, have at it, but I’m not happy about it. And whether the Barton Doctrine needs to be extended to that, I don’t know, but it seems to me there would be a real good argument for doing it, number one.

Number two, Mr. Watson and the CRO may not be the technical trustee, but he’s the guy in charge of this case and maybe your client didn’t get the memo, but I look at him as being the trustee in this case. And I thought I made it pretty clear that I expected him to act as a trustee in this case and for sure he is the person who is exercising the rights, powers and duties of a trustee and has the responsibilities of a trustee and as such, it would occur to me that he ought to have the protections of the Barton Doctrine.

You have a case that says to the contrary?

MR. WILLIAMSON: Your Honor, I –- as we stand here today, I don’t have a case that says one way or the other to cite to Your Honor. But we certainly can brief that issue.

THE COURT: I understand your position. Now, you know mine, so that will give you a place to start.

MR. WILLIAMSON: I understand, Your Honor.

THE COURT: Go ahead.

MR. WILLIAMSON: Can I –- would you like me to hand –- can I hand this up –Page 151

THE COURT: I would like to –- yes. I would like to know –- that’s why I wasn’t asking you, apparently, I can’t ask Mr. Kelly or any members of the committee to be heard on this under this injunction. Are they enjoined from appearing here today and pursuing this matter?

MR. WILLIAMSON: Your Honor, my understanding is this is a status conference. We’re not –

THE COURT: Right.

MR. WILLIAMSON: — moving forward, the litigation.

THE COURT: Correct.

MR. WILLIAMSON: The court, certainly -– nobody purported to enjoin the court. Obviously, the court –

THE COURT: Okay. But, can I ask Mr. Kelly what he thinks we should do?

MR. WILLIAMSON: You may, Your Honor. And I would understand -

THE COURT: And can his clients answer?

MR. WILLIAMSON: His clients may answer.

THE COURT: Can his clients say, we would like for this court, the bankruptcy court, to enjoin this litigation in the Cayman Islands? Or would that –- that would –- or would that violate this exparte preliminary injunction?

MR. WILLIAMSON: I believe that would violate the preliminary injunction, Your Honor. Obviously, Judge –Page 152

THE COURT: And so, it would violate –- and the debtor would violate it.

MR. WILLIAMSON: I believe it would, Your Honor.

THE COURT: Go ahead and tell me why preliminary injunction ought not be issued, I won’t need to hear from them, perhaps.

MR. WILLIAMSON: Well, I mean, I wasn’t really here to argue the case.

THE COURT: When do you want to have a hearing?

MR. WILLIAMSON: We probably –- I think we might need a hearing date.

THE COURT: We might need one.

MR. WILLIAMSON: We don’t think the –- the reason why a preliminary injunction should not be issued though, if you want me to outline the arguments we would raise at the hearing, is that it’s well known what the standards are for temporary relief and they’ve got to show likelihood of –Substantial likelihood of success on the merits. They’ve got to show the harm to the movant and that the harm to the movant outweighs the harm to the respondent and they have to show that granting the preliminary injunction order, the TRO, is in the public interest.

And we’re prepared to argue when we get to that hearing that there’s no likelihood of success on the merits. Their brief cites –- their only –Page 153

THE COURT: Of course you’re going to win because they’re not going to be able to say anything, are they? Go ahead.

MR. WILLIAMSON: Well, if they had enjoined us we wouldn’t be able to say anything to the Cayman court and we’d be down there with the Cayman –

THE COURT: You can say anything you want to to the Cayman court, but you can’t sue these parties there.

MR. WILLIAMSON: Well, they -– you know, Your Honor, it is a Cayman Corporation and they have availed themselves of the Cayman Court already –

THE COURT: And they have availed themselves of this bankruptcy court and the board of directors has been divested of authority in this bankruptcy court.

MR. WILLIAMSON: That is correct. By virtue of the agreement with Mr. Watson and the stipulation in the order and the court approving that, I understand that.

They were divested for, at least, certain specified –- the four specified areas that were in the stipulation, to my recollection.

THE COURT: All right. We’re having –- tell me why I should not, pursuant to Section 105A enter an order prohibiting your clients from proceeding in any way to restrict any person who has any role in the administration of this case from proceeding in the exercise of their duties without interference by any other court?

MR. WILLIAMSON: Well, that’s not before the court.

THE COURT: It is before the court because I just put it here.

MR. WILLIAMSON: Okay. Your Honor, I think the reason is, this only –- this particular action that they’ve filed seeks to enjoin corporate governments proceedings in the Cayman Islands. I think there is –- it’s pretty well established that the automatic stay doesn’t apply to enjoined corporate governance actions and that the –notwithstanding the pendency of the bankruptcy case, that typically the bankruptcy court will allow shareholders and parties who have a corporate governance issues to pursue those in the appropriate forum, including, for example, the Delaware Chancery Court, it seems to come up most frequently in Delaware.

And so what –- we had initiated an action that was very carefully tailored to not violate the automatic stay, merely seeking a declaration from the Grand Courts of the Cayman Islands, that –

THE COURT: Mr. Williamson, I’m not interested in merely seeking a declaration when there’s a preliminary injunction that’s been entered.

MR. WILLIAMSON: Well, that’s correct. But,

Page 155 they’ve, essentially, by filing this adversary proceeding, they’ve, essentially, impermissibly sought to restrain corporate governance actions which are outside the scope –

THE COURT: So, you think that it’s –- you think that a Chapter 11 reorganization court has no jurisdiction to take charge of a corporate governance proceeding somewhere else?

MR. WILLIAMSON: I think that the court should defer to the –

THE COURT: That’s not the question. That isn’t the question. I might should defer. That’s not the question. You’re preventing anybody from seeking to have this court make that determination, as I understand it.

MR. WILLIAMSON: No, what I’m saying is that this court should not enjoin a shareholder, a substantial shareholder, the largest shareholder, this debtor –

THE COURT: May not.

MR. WILLIAMSON: — who seeks to go to a foreign jurisdiction that has jurisdiction of the entity itself, the corporation, with respect to corporate law and –

THE COURT: And do what?

MR. WILLIAMSON: And seek a ruling from that court as to whether proposed actions violate the corporate law.

THE COURT: That are being proposed in a Chapter 11 case?

MR. WILLIAMSON: Well, it’s pretty clear, Your Honor, that they’re intending to aim those at my client, there’s no doubt about that.

THE COURT: Could well be. Could well be. But, we’re here in a Chapter 11 case to deal with corporate reorganization issues and corporate governance issues. Do you suggest that we –

MR. WILLIAMSON: We should –- we think –

THE COURT: — do you suggest that your clients could go to the Cayman Islands Court and get an injunction against Mr. Watson for exercising his duties as chief restruction officer because the board has decided to fire him?

MR. WILLIAMSON: If that’s –- yes, I think they –

THE COURT: You think they could do that?

MR. WILLIAMSON: I think if he’s not exercising his authority in an appropriate manner and if he’s exercising in contradiction of Cayman’s corporate law governing officers -– he’s an officer of the company, he’s not a trustee. And that’s the distinction between the –

THE COURT: You have got to be kidding.

MR. WILLIAMSON: That’s –- you know –

THE COURT: You can’t be serious.

MR. WILLIAMSON: Your Honor, that’s –

THE COURT: You can’t be serious.

MR. WILLIAMSON: He’s an officer of the company.

THE COURT: You think that a shareholder of a debtor who is in a Chapter 11 can go to a non-bankruptcy court and seek the removal of an officer who is appointed under authority of an order of the bankruptcy court?

MR. WILLIAMSON: The officer was not appointed by the court, the officer was employed by the debtor, whose employment was approved by the court. And I think there’s a distinction. And that’s part of the reason –- that was part of the issue the U.S. Trustee raised with respect to the trustee versus the CRO issue at the time. And I think it was pretty clear that Mr. Watson was not being appointed as a trustee, even though we may have viewed him as functionally holding those powers since he usurped the board’s authority by agreement.

THE COURT: Tell me the rest –- who –- tell me the rest of the reason why these –- why this injunction -– why I should not –

MR. WILLIAMSON: Because –

THE COURT: — order your client to discontinue any action at least to the extent that it seeks to prevent any party from raising any issue in this court?

MR. WILLIAMSON: Your Honor, we think that the balance of the harms also weighs against that. That the harm to the movant is –- for having to appear on May 30th, and also to participate in the litigation which seeks a

Page 158 ruling from the Grand Court as to the permissibility under Cayman’s corporate law of some of the proposed actions in the CRO’s plan, which this court may follow or not as it sees fit, we understand that. It’s, essentially, an expression of the Cayman Court’s –- we’re asking for the Cayman Court’s opinion as to whether proposed actions in this case would violate Cayman law. Your Honor, can take that or leave it under principles of comedy or whatever as you sit fit.

We think that the potential harm to the estate from having that issue heard down there, the incremental –

THE COURT: That’s not my question. That’s not my question. My question is why I should not enjoin your clients from preventing these defendants from asserting any position they want to in this court?

MR. WILLIAMSON: Your Honor, because –- and the reason is because the effect of this decision is to, essentially, have them come to the Caymans and we decide – have those issues ruled upon by the Grand Court in the Caymans and the incremental expense of doing that is relatively low and in the scheme of this case, is not a huge burden.

The burden of letting them come in and having Your Honor enjoin us from proceeding with this action in the Cayman Court that does not violate the automatic stay, we think that and the effect on my client outweighs any possible harm to the bankruptcy estate. And we certainly think that –- we would argue the public interest is in favor of having the corporate laws of the sovereign nation of the Cayman Islands respected with respect to their corporations and their shareholders and that’s the argument.

THE COURT: All right.

MR. CIFELLI: Your Honor, may I just say a few –

THE COURT: You don’t need to talk, Mr. Cifelli, because I’m going to grant an order under Section 105A and then I’ll hear from you.

Section 105A permits the Court to issue any order, process or judgment that is necessary or appropriate to carry out the provisions of this title.

Chapter 11, ***(Item 6)and this will be the court’s findings of fact and conclusions of law with regard to this matter. Chapter 11 exists for the purpose, as I stated earlier today, in connection with Chinadotcom’s motion to dismiss.

Chapter 11 exists for the purpose of providing a procedure and a mechanism for the reorganization of a distressed debtor. It provides an orderly process for the filing of plans and this solicitation of votes and the determination of whether or not a plan should be confirmed.

And it provides ample opportunity for all parties in interest to assert whatever rights, claims, interests that they have.

Further, Chapter 11 provides for the appointment of committees, those members of those committees serve without compensation, generally, although they may employ a committee lawyer and they may receive reimbursement of expenses.

But the serve without compensation and they serve as fiduciaries and their role is to protect and assert the interest of the constituency that they represent, in this case the Equity Security Committee members.

Further, we have in this case a chief restructuring officer whose employment has been approved by the court pursuant to somewhat lengthy procedures and difficulties which settled, effectively, the need for the appointment of a Chapter 11 trustee in the case.

And so from that standpoint, the chief restructuring officer is, as a practical matter, the functional equivalent of a trustee.

And, in any event, if as and to the extent that the trustee has to go litigate somewhere else, that substantially increases the cost of administration of this estate.

In any event, all of those people that I’ve just mentioned, the committee members and the chief restructuring officer and the debtor who is also a defendant, all have responsibilities and duties to assert positions and to prosecute motions, proceedings, complaints, plan, disclosure statements and other matters in this court.

And they have to be free to assert whatever position they think they have the right to assert without interference by any other court.

Therefore, it is certainly appropriate and indeed absolutely necessary to issue an order to Asia Pacific On-Line Limited, to Mr. Yip, his wife, Ms. Chu and any person or entity acting in concert or cooperation with them who receives notice of this order by actual service or otherwise.

And the order is that they are enjoined from failing to obtain a dissolution of any injunction to the extent that it limits or impedes or affects the rights of any party in this bankruptcy case or any representative of any committee or any debtor from taking any action or asserting any position in this bankruptcy case.

In that regard, now that I have the injunction before me, I noticed the pedal notice that’s this order from the Cayman Islands start with, this would sort of chill my exercise of my rights if I would a committee member.

“If you disobey this order you may be held in contempt of court and may be imprisoned, fined or have your assets seized.”

In particular this injunction applies to require the Mr. Yip, Asia Pacific On-Line and Ms. Chu, his wife, and any other party, as indicated, from acting immediately to obtain an elimination of or a dissolution of the injunction of the Cayman Islands Court in Cause Number FSD550F2012 (pcjn).

They’re enjoined from failing to obtain elimination of Paragraph 1 of that injunction, which prohibits them, as I read it, from seeking an injunction and filing a lawsuit. And Paragraph 2, for that matter.

The Court’s got a lot on its plate and I’m -– so therefore, although, this may technically violate the injunction, I’m going to ask Mr. Cifelli and Mr. Kelly to work with you, Mr. Williamson, to put together a proposed order that incorporates the Court’s.

MR. SCHNABEL: Your Honor –

THE COURT: That’s issued sua sponte, less there be any doubt about it. And I’ll further enjoin your clients from, Mr. Williamson’s people, from taking any action to try to enforce that injunction.

Okay. Now, Mr. Schnable?

MR. SCHNABEL: Your Honor, I’m an officer of the court and I take this court’s order seriously. So, the reason I rise is I just want to make sure I understand my duties.

Is your order –- and I presume you’re so ordering the record that it’s effective immediately. Do I and my client, to the extent that we’ve had some conversations regarding this action, also need to take affirmative steps to aid in moving this? Or is it just an injunction not to take any further steps? I’m just trying to understand –-I don’t want to violate something.

THE COURT: If you’ve had anything to do with making this happen, you need to do everything you can to make it un-happen. If you’re not a specific party -– I didn’t know that Chinadotcom was involved in this -– are you involved in this lawsuit?

MR. SCHNABEL: Your Honor, I’m not involved in this lawsuit.

THE COURT: Okay.

MR. SCHNABEL: But I’m obviously aware of it and we’ve –- Mr. Williamson and I have had, obvious, discussions about the lawsuit. I just don’t want to accidently violate an order of this court.

THE COURT: And I appreciate and I respect that. But I didn’t intend that it would apply to you because I didn’t think that your client was involved in this particular aspect of it.

MR. SCHNABEL: I’m not a party to it, Your Honor.

THE COURT: Okay.

MR. SCHNABEL: My client’s not a party to it.

THE COURT: Then if you didn’t have anything to –if your client –

MR. SCHNABEL: I would have to move to intervene.

THE COURT: There’s a lot of smoke in this case, Mr. Schnable and so we don’t know who’s doing who and who’s controlling what.

So, in the ordinary circumstance we would assume that your client is in independent from Mr. Williamson’s client. But there’s a lot of smoke in this case as Mr. Williamson puts it that suggests otherwise.

MR. SCHNABEL: Well, Your Honor, I mean, obviously

THE COURT: And sooner or later, maybe, that will all come out and then we’ll have to reevaluate all of this, so –- what I can tell you is, I appreciate your concern, Number 1. Number 2, I’m not targeting your client or you, because I didn’t know you or your client were involved in this as an entity.

But if your client is helping make this happen some way or another then you’re acting in concert or in participation with those other people and you need to stop and you need to act in concert or participation whether to make it happen. I’m not sure there’s anything you could do.

MR. SCHNABEL: Well, Your Honor, I just wanted to rise to –

THE COURT: Okay. I understand that.

MR. SCHNABEL: — and I appreciate the clarification. Thank you.

THE COURT: Okay. Thank you.

Mr. Williamson, I’ve been reminded that this is a status conference and that you weren’t here prepared for this and I am respectful of that to some extent. But I think this is a very serious matter, it is very –- and so now I’m explaining why I’m doing this with little, if any, notice.

And I’m doing it with little if any notice, because it is so serious. And it is, to me, totally offensive. The idea that another court can enjoin a party from taking a position in this bankruptcy court when those parties specifically contemplated parties who are supposed to be taking positions in this bankruptcy court is totally inappropriate. And that’s the reason that this is done on an exparte basis. And if you want to -– if there’s something I’m missing, some fact I’m missing, some law I’m missing, I’m happy to hear about it, but –

MR. WILLIAMSON: Your Honor, I understand that.

I understand the Court’s feeling on it and obviously, there are a lot of hotly contested issues in this case in general, which I’m hopeful we are eventually able to kind of work through and people have differences of opinion, even different counsel for parties sometimes have different opinions on how clients should proceed.

We’ll work with Mr. Cifelli and Mr. Kelly to have a form of an order to present to Your Honor and I’ll, obviously, communicate that immediately to my client and the Cayman counsel.

THE COURT: Well, let me make it clear –- and maybe your client has just not gotten the memo, but your client needs to get the memo. There’s a bankruptcy case going on and in the first instance these matters are going to get heard in this bankruptcy court.

It may be that Cayman Islands law does not permit all of these bad things that other people want to visit upon your client. It may be that it is totally inappropriate for this bankruptcy court expand the rights –- or for the bankruptcy code to expand the rights of the shareholders.

As Mr. Schnable pointed out on your clients behalf in his arguments in connection with the motion to dismiss. And all those things are fair game for discussion, but the idea of preventing people from taking those positions in this court with an injunction which the first sentence which says, if you disobey this sucker you could go to jail, I’m just not going to tolerate that.

And if I’m wrong about that then the District

Page 167 Court will just have to reverse it and I won’t stay this, so you can go right up there.

MR. WILLIAMSON: I understand, Your Honor.

THE COURT: Okay. Now, that leaves us with there’s still an action going on there and the debtor wants to enjoin it, so when are we going to have a hearing on that? Or how should be proceed at this point? Because I have enjoined that action, I’m just enjoining this injunction.

MR. WILLIAMSON: I understand.

THE COURT: I’m not enjoining the injunction, I’m enjoining your clients.

MR. WILLIAMSON: The injunction –- enjoining the injunction, you’re enjoining the injunction enjoining the –I understand.

I’ve actually got –- I’ll be out of town the 15th to the 25th, while certainly other lawyers in our firm could cover -

THE COURT: Is there anything scheduled in this matter in the Cayman Islands?

MR. WILLIAMSON: I don’t think so. I don’t even think service has been effected of the actual summons on the declaratory relief that’s being sought.

We –- there was some provision in that original summons, the form of which I didn’t review, which reported because they follow the English law in Caymans it’s loser pays the attorney fees. They had some provision in there about attorneys fees being sought. We’ve sent a letter to Mr. Kelly and Mr. Cifelli saying that APOL will not seek to recover and if granted won’t enforce any award of attorneys fees. Of course, that doesn’t apply to them. If, obviously, if they win, well we may have to deal with it from the other end, which hopefully we won’t, but the only relief that was being sought is essentially -– I wouldn’t call it an advisory opinion, but it kind of looks to me like an advisory opinion.

It’s a declaration from the Grand Court in the Caymans as to a couple specific issues. I’m happy to work with Mr. Cifelli and Mr. Kelly in trying to schedule a hearing on their requests for preliminary injunction.

You know, I think the only harm and I think it says in the relief being sought, it’s more to just advise this court as to the view of the Grand Court Caymans and this court can do with that advisory opinion as it sees fit.

And so I don’t think, other than the expense involved, that the harm is going to be much at all in participating in that. And, in fact, we have had parties go into the Grand Court on other matters. They had some action earlier in the case to enjoin the board form the –- I think from CDC Software. I mean, I think both parties have local counsel, have Cayman counsel, we have Cayman counsel, I believe the debtor does, so I don’t think it’s going to involve a lot of travel times.

Our view is that that should go forward. There’s not –- to my knowledge there’s not even been service, there’s not been a hearing impacted. I would even recommend –- the only reason why the individual members of the committee were name as parties is because it’s not really a legally recognizable body. The only way –- it’s clear, that all they were trying to do is hail the committee in that action, not to seek any relief from any of the members individually.

You know, we’d be willing to –- I would certainly recommend amending the caption or amending the case. I assume Mr. Kelly would agree that either is firm or if committee retained local counsel, could represent the committee as a body and that the committee would participate in that fashion, so we could remove those individuals as named parties to the action . That’s what I would propose. Right now there’s nothing on the calendar that I’m aware of down there. I don’t think it’s been served. I don’t know that there’s any imminent.

THE COURT: Okay. Mr. Cifelli.

MR. CIFELLI: Well, Your Honor, Mr. Williamson may not be aware of the extent of the relief that is being sought in the Caymans, based largely in part on his very lengthy declaration or affidavit filed with the originating summons.

I just want –- in answer to the court’s question and perhaps in modification or correction of what Mr. Williamson has said, I don’t think this is merely an advisory opinion that is being sought.

Now, I’m -– we were furnished on request a number of items from Cayman counsel for Asia Pacific, early this morning and last night. And I’m referring now to what’s called the skeleton argument of the plaintiff exparte application for urgent injunctive relief, which I believe was filed yesterday in that case.

And Paragraph 54 of the skeleton argument, which is, of course, signed in advance by counsel for APOL says, “once this court determines the issues on the originating summons, that’s the lawsuit they filed, it will be a finding which binds both the plaintiffs, APOL, and the CRO/company. There will be an issue estoppel or res judicata which would bind the parties. The plaintiff has a legitimate right and expectation that such an issue estoppel will ultimately arise.”

And then on paragraph 56, he goes on in the same vein, “moreover after this court has determined the originating summons, that’s the lawsuit they filed in the Caymans, the court would plainly injunct the CRO/company from seeking to re-litigate that question in the U.S. Court if that is what he threatened or sought to do.”

Now, that question is subordination and vote designation. I think this goes somewhat beyond merely seeking and advisory opinion from the Cayman Court, Your Honor.

MR. KELLY: Jeff Kelly, for the committee. I want to make it clear that this is the first time I’ve rised to speak with respect to this proceeding. The individual members of the committee and professional for the committee, take very seriously the jurisdiction of the Grand Court of the Cayman Islands and we respect that court.

I am concerned about doing anything, because –primarily because of this penal notice to the individual members of the committee, and they are aware of this.

I’m concerned about doing anything in furtherance of the litigation here where the committee has filed a motion to intervene, until Mr. Williamson’s client complies with Your Honor’s 105 injunction to have the exparte order dissolved.

THE COURT: It kind of throws a wrench in things, does it, Mr. Williamson?

MR. WILLIAMSON: Your Honor -–

THE COURT: It sounds like –- Mr. Cifelli has indicated that you all were looking more than -– for more than just a little ole advisory opinion that I could sort of look at and say, yeah, it looks good to me or I don’t know I think they might have missed that.

MR. WILLIAMSON: Well, being the summons that was issued I think was a more of –- a declaration –- it might be a indication they were –- of how the Cayman Courts would –and it would be a ruling of the Cayman Courts as to how they would act under Cayman law, but there was actually some language in there indicating –- I mean, obviously, that we’re not going to purport to bind Your Honor -– and I apologize –

THE COURT: So, when they say –- when they say it would –- this was sort of an English term I thought was fetching, that it would injunct the –- I assume that means that’s the way they say enjoin in the Cayman Islands, that they would injunct the CRO and the company from pursuing any kind of equitable subordination and they were only –- that they were only fooling?

MR. WILLIAMSON: Your Honor –- and I apologize, again, this has been moving so quickly I just got –- I got that email to me the middle of last night and haven’t had a chance to read it. That skeleton argument I think is really Frankly I’m not really sure what it was. I’m not even sure if it was filed with the court or whether that was used for argument purposes with the court.

But we would not –- I would make it clear and we would amend our papers to make sure we’re not actually seeking to restrain -– you know, consistent with your ruling here today, that we would not seek to restrain the CRO at this time. And so, in any event, what we would like to do is –- maybe it would make sense for us to get your –- let me get back to my client and our Cayman counsel with respect to Your Honor’s order entered from the bench today and I’ll follow up with a written order and, certainly, urge my client to comply with that order as quickly as possible.

THE COURT: Do we need some incentives to get them to comply?

MR. WILLIAMSON: Well, I certainly, don’t -– I don’t need incentives and, Your Honor, I don’t –- for one thing –

THE COURT: How long will it take to get this injunction dissolved?

MR. WILLIAMSON: I’m not certain. But they’re holding approximately $35 million that would otherwise be distributed to my client, APOL and NICOLA in this case, so I suspect that, Your Honor has an appropriate hammer to enforce this.

THE COURT: Well, I’m thinking about imposing some coercive sanctions to make sure it happens.

MR. WILLIAMSON: Well, and the other thing –

THE COURT: Maybe I should put at the beginning of my order to Mr. Yip, if you disobey this order you may be held in contempt of court and may be imprisoned, fined or have your assets seized. Would that get his attention?

MR. WILLIAMSON: Your Honor, I think -– we think we’ll have Mr. Yip –

THE COURT: Maybe that would help you in your efforts to get him to comply with the order.

MR. WILLIAMSON: Well, I will note for the record that the actual order entered in the Grand Court indicates that the court required or is requiring my client to post 100,000 dollar U.S. Bond for any damages suffered by that defendants.

THE COURT: What’s this? The return date be listed to be heard on 30th, May, 2012. What does that mean?

MR. WILLIAMSON: Well, my understanding is like a TRO that expires, that’s the date when parties would appear to argue whether it should be continued or not. But, in terms of scheduling if, Your Honor, wants to wait and have us try to work on a proposed –

THE COURT: It sounds like I really -– they can’t do anything – I don’t think Mr. Kelly wants to do anything and maybe Mr. Watson doesn’t either. Mr. Cifelli he could be a person who helps or permits Mr. Watson to prosecute this lawsuit. He might be worried also.

MR. WILLIAMSON: I understand. That’s why I -

THE COURT: That’s why I’m a little worried, because I’m a person and I know now of this order and I have helped or permitted, maybe, those people to breach this order, it may apply to me.

MR. CIFELLI: I can tell you, Your Honor, that –

THE COURT: You don’t think it does.

MR. CIFELLI: We don’t think it does.

THE COURT: I’m happy to hear that. I was going to have to alert the marshals –

MR. CIFELLI: Nor would we make that argument.

THE COURT: I was about to figure out whether I needed to alert the marshals to tell them I needed extra security, because the Grand Cayman Islands Court would be looking for me.

MR. CIFELLI: Would you like us to report back maybe –

THE COURT: I think we ought have this –- I think we ought to have this injunction –- your client needs to take action to get this injunction dissolved by the close of business on Monday and to report to the court by then.

MR. WILLIAMSON: Very well.

THE COURT: And if it’s not done by then I’ll figure out what kind of coercive injunctions I need to impose to make it happen.

If that means you have to dismiss the lawsuit, just going to have to dismiss the lawsuit.

MR. WILLIAMSON: Once we leave the court I will advise the client of Your Honor’s ruling.

THE COURT: I will echo Mr. Kelly’s remarks, we have a great deal of –- this is not an effort to become an international court of chancery.

And it is not an effort to disrespect or to interfere with or to otherwise attempt to control the Cayman Islands exercise in jurisdiction.

But I am concerned that the Cayman Islands Court may have been a bit misled. I would hope the Cayman Islands Court would have the same respect for the United States District Court that Mr. Kelly and I have for the Cayman Islands Court.

MR. WILLIAMSON: I’m told, Your Honor, that during the hearing the Grand Court expressed, from the bench, that it looked forward to trying to work with the U.S. Bankruptcy Court and essentially did express an interest in trying to have respectful deference and so, in any event, I think they would –- not looking to unduly infringe on your on Your Honor.

THE COURT: Well, if this were an international proceeding, which it’s not, under Title 15 –- or under

Page 177 Chapter 15, which it’s not, but as I understand Chapter 15, you basically defer to the main court and I think that’s us.

And I don’t know what it is, I find myself more and more in this chair, becoming speechless about things and this, quite frankly, is one of them. It’s just –- I didn’t

MR. WILLIAMSON: It’s an unusual case.

THE COURT: It is an unusual case, but I -– it’s just –- I don’t know, I’m speechless. That’s why I said things like, you’ve got to be kidding and you can’t be serious, because it just does not occur to me that this is the way to go about resolving these arguments to wail off and sue people in another jurisdiction. But maybe I’m wrong, maybe there’s something in the pocket parts I’ve missed. Mr. Kelly?

MR. KELLY: I wanted to alert the Court to one thing, the committee, in fact, does not have counsel in the Cayman Islands. We are considering whether we think we need to retain counsel in the Cayman Islands. And I’m going to alert that Court to the fact that we may be filing an application on behalf of the committee to employ Cayman Islands counsel.

We’re going to try to avoid that to keep the cost down if necessary, but I wanted to alert the court that we are considering that.

THE COURT: Mr. Williamson, that could,

Page 178 ultimately, fall on your client. I’m going to give you fair warning about that. It is not –- I’ll just make this observation if it’s not clear already.

I think the interest of shareholders of a number of companies have not been necessarily advanced by the prosecution of positions that appear to be for Mr. Yip’s interest and not for theirs. And if that results – if this particular litigation results in other people having to incur legal expenses or having to bear the benefit of it, that’s not going to be a pretty picture for Mr. Yip.

And it would occur to me that that type of conduct could be exactly what equitable subordination is aimed at in the very bankruptcy case, in the bankruptcy case. That’s different then pre-petition conduct. It seems to me.

It seems to be that regardless of Cayman Islands law for post-petition, it could be a different type of remedy.

But, none of that’s here today, as I said earlier and I absolutely, definitively, I want to emphasize, if I haven’t already, I respect the proposition that –- not necessarily agree with it, but it’s something I’m going to have to take a look at, the proposition that Cayman Islands law controls, Cayman Islands law doesn’t permit this kind of equitable subordination or equitable adjustment of interests.

And that the Cayman Island Court should determine all that. Those are perfectly legitimate positions to take. And –- but that will be taken consistently with an orderly procedure in the bankruptcy case, so we don’t get into these dueling jurisdiction problems.

Anything else that we can do today?

MR. ELLIS: Your Honor, just the one –

THE COURT: Rats, I didn’t get out fast enough.

MR. ELLIS: — one technical matter. We have filed a motion to expand the authority of Garden City Group, that was our notice agent.

THE COURT: Did I sign that? I thought I signed that.

MR. ELLIS: I haven’t seen it hit the docket yet.

THE COURT: Any objection — maybe I didn’t. Any objection to that?

(No verbal response)

THE COURT: Maybe I was waiting to hear if there was any objection to that and thank you for asking that question. I’ll do that. I’ll sign that.

MR. ELLIS: Thank you.

THE COURT: Anything else?

(No verbal response)

THE COURT: Okay. Thank you all very much. We will be adjourned.

Page 180 MR. CIFELLI: Thank you, Your Honor. THE COURT: You all are excused. Thank you. (Proceedings were adjourned at 3:19 p.m.)

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I N D E X
RULINGS
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Motion to Dismiss	102	9

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Page 182 C E R T I F I C A T I O N

I, Sherri L. Breach, CERT*D-397, certified that the foregoing transcript is a true and accurate record of the proceedings.

SHERRI L. BREACH

AAERT Certified Electronic Reporter & Transcriber

CERT*D -397

Veritext 200 Old Country Road Suite 580 Mineola, NY 11501

April 30, 2012